Exhibit 99.1

Harry Winston Diamond Corporation

Highlights

(ALL FIGURES ARE IN UNITED STATES DOLLARS UNLESS OTHERWISE INDICATED)

Fourth Quarter Results

Harry Winston Diamond Corporation recorded a fourth quarter consolidated net loss of $3.4 million or $0.04 per share compared to a net loss of $73.0 million or $1.19 per share in the fourth quarter of the prior year. Included in consolidated net loss for the quarter was a net foreign exchange loss of $2.0 million or $0.03 per share primarily on future income tax liabilities compared to a net foreign exchange gain of $4.6 million or $0.08 per share in the comparable quarter of the prior year. The comparable quarter of the prior year also included a non-cash write-down of goodwill relating to the retail operations of $93.8 million or $1.53 per share and an after-tax gain on insurance settlement of $9.9 million or $0.16 per share that resulted from the December 2008 robbery at the Harry Winston Paris salon.

Consolidated sales for the fourth quarter were $133.7 million compared to sales of $118.4 million in the comparable quarter of the prior year. Rough diamond sales for the quarter totalled $63.5 million compared to $51.1 million in the comparable quarter of the prior year resulting from a combination of a 12% increase in the Company’s achieved rough diamond prices and an 11% increase in volume of carats sold. Rough diamond production during the quarter was significantly lower than the comparable quarter of the prior year due to a planned reduction in mining activity to reflect the softness in the rough diamond market earlier in the year. Retail sales for the fourth quarter were $70.2 million compared to $67.3 million for the comparable quarter of the prior year, an increase of 4%, reflecting the strength of the Asian market and offsetting continuing slowness in the US.

2010 ANNUAL REPORT

Harry Winston Diamond Corporation

Annual Results

The Company recorded a consolidated net loss of $73.2 million or $0.99 per share for the year, compared to net earnings of $70.1 million or $1.15 per share in the prior year. The current year consolidated net loss includes a non-cash dilution loss of $34.8 million or $0.47 per share as a result of the investment by Kinross Gold Corporation in Harry Winston Diamond Limited Partnership, which holds the Company’s 40% interest in the Diavik Diamond Mine. Also included in the consolidated net loss for the year was a net foreign exchange loss of $31.5 million or $0.43 per share primarily on future income tax liabilities compared to a net foreign exchange gain of $59.1 million or $0.96 per share in the prior year. In addition, the Company recognized a subsequent after-tax gain on insurance settlement of $2.1 million or $0.03 per share that resulted from the December 2008 robbery at the Harry Winston Paris salon, versus an after-tax gain on insurance settlement of $9.9 million or $0.16 per share recorded in the prior year. The prior year consolidated net earnings also included a non-cash write-down of goodwill relating to the retail operations of $93.8 million or $1.54 per share.

Consolidated sales were $412.9 million for the year compared to $609.2 million for the prior year, resulting in a 62% decrease in gross margin and a loss from operations of $22.0 million.

The mining segment recorded sales of $187.9 million, a 43% decrease from $328.2 million in the prior year. The decrease in sales resulted from a combination of a 34% decrease in the Company’s achieved rough diamond prices and a 14% decrease in volume of carats sold during the year. The Company’s share of rough diamond production for the calendar year was 2.2 million carats compared to 3.7 million carats in the prior year. As a response to the softness in the rough diamond market, production was reduced through a planned six-week summer shutdown from July 14, 2009 to August 24, 2009 (the “Summer Shutdown”) and a general reduction in mining activity throughout the rest of the year. The significant reduction in sales resulted in a loss from operations for the year of $6.3 million.

The retail segment recorded sales of $225.0 million and a loss from operations of $15.7 million for the year, compared to $281.0 million and $2.5 million, respectively, in the prior year. Selling, general and administrative expenses decreased $12.3 million to $123.6 million for the year primarily as a result of the continued focus on cost reduction initiatives.

2010 ANNUAL REPORT

Harry Winston Diamond Corporation

Management’s Discussion and Analysis

Prepared as of March 31, 2010 (ALL FIGURES ARE IN UNITED STATES DOLLARS UNLESS OTHERWISE INDICATED)

The following is management’s discussion and analysis (“MD&A”) of the results of operations for Harry Winston Diamond Corporation (“Harry Winston Diamond Corporation”, or the “Company”) for the fiscal year ended January 31, 2010, and its financial position as at January 31, 2010. This MD&A is based on the Company’s consolidated financial statements prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) and should be read in conjunction with the consolidated financial statements and notes. Unless otherwise specified, all financial information is presented in United States dollars. Unless otherwise indicated, all references to “year” refer to the fiscal year ended January 31. Unless otherwise indicated, references to “international” for the retail segment refer to Europe and Asia.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

Caution Regarding Forward-Looking Information

Certain information included in this MD&A may constitute forward-looking information within the meaning of Canadian and United States securities laws. In some cases, forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “appears”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue”, “objective” or other similar expressions concerning matters that are not historical facts. Forward-looking information may relate to management’s future outlook and anticipated events or results, and may include statements or information regarding plans, timelines and targets for construction, mining, development, production and exploration activities at the Diavik Diamond Mine, future mining and processing at the Diavik Diamond Mine, projected capital expenditure requirements and the funding thereof, liquidity and working capital requirements and sources, estimated reserves and resources at, and production from, the Diavik Diamond Mine, the number and timing of expected rough diamond sales, expected diamond prices and expectations concerning the diamond industry and the demand for luxury goods, expected cost of sales and gross margin trends in the mining segment, and expected sales trends and market conditions in the retail segment. Actual results may vary from the forward-looking information. See “Risks and Uncertainties” on page 18 for material risk factors that could cause actual results to differ materially from the forward-looking information.

Forward-looking information is based on certain factors and assumptions regarding, among other things, mining, production, construction and exploration activities at the Diavik Diamond Mine, world and US economic conditions and the worldwide demand for luxury goods. Specifically, in making statements regarding expected diamond prices and expectations concerning the diamond industry and expected sales trends and market conditions in the retail segment, the Company has made assumptions regarding, among other things, continuing recovery of world and US economic conditions and demand for luxury goods. While the Company considers these assumptions to be reasonable based on the information currently available to it, they may prove to be incorrect. See “Risks and Uncertainties” on page 18.

Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what we currently expect. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations, risks associated with joint venture operations, risks associated with the remote location of and harsh climate at the Diavik Diamond Mine site, risks associated with regulatory requirements, fluctuations in diamond prices and changes in US and world economic conditions, the risk of fluctuations in the Canadian/US dollar exchange rate, cash flow and liquidity risks and the risks of competition in the luxury jewelry segment as well as changes in demand for high end luxury goods. Please see page 18 of this Annual Report, as well as the Company’s current Annual Information Form, available at www.sedar.com, for a discussion of these and other risks and uncertainties involved in the Company’s operations.

Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this MD&A, and should not rely upon this information as of any other date. Due to assumptions, risks and uncertainties, including the assumptions, risks and uncertainties identified above and elsewhere in this MD&A, actual events may differ materially from current expectations. The Company uses forward-looking statements because it believes such statements provide useful information with respect to the expected future operations and financial performance of the Company, and cautions readers that the information may not be appropriate for other purposes. While the Company may elect to, it is under no obligation and does not undertake to update or revise any forward-looking information, whether as a result of new information, future events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Company’s filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.sec.gov, respectively.

2010 ANNUAL REPORT

Harry Winston Diamond Corporation

Summary Discussion

Harry Winston Diamond Corporation is a specialist diamond company focusing on the mining and retail segments of the diamond industry. The Company supplies rough diamonds to the global market from production received from its 40% ownership interest in the Diavik Diamond Mine (economic interest of 31%), located off Lac de Gras in Canada’s Northwest Territories. The Company also owns Harry Winston Inc., the premier fine jewelry and watch retailer operating under the Harry Winston® brand.

The Company’s most significant asset is an ownership interest in the Diavik group of mineral claims. The Diavik Joint Venture (the “Joint Venture”) is an unincorporated joint arrangement between Diavik Diamond Mines Inc. (“DDMI”) (60%) and Harry Winston Diamond Limited Partnership (“HWDLP”) (40%) where HWDLP holds an undivided 40% ownership interest in the assets, liabilities and expenses of the Diavik Diamond Mine. DDMI is the operator of the Diavik Diamond Mine. DDMI and HWDLP are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England. As a result of the strategic investment by Kinross Gold Corporation (“Kinross”) of Toronto, Canada, described below, HWDLP is 77.5% owned by the Company and 22.5% owned by Kinross. Kinross’s 22.5% ownership is reported in the consolidated financial statements as part of non-controlling interest.

On March 31, 2009, Kinross made a net investment of $150.0 million to acquire an indirect interest in the Diavik Diamond Mine and a direct equity stake in the Company. Kinross subscribed for 15.2 million of the Company’s treasury shares at a price of $3.00 per share, being approximately 19.9% of the Company’s issued equity post the transaction. Kinross also subscribed for new partnership units representing a 22.5% interest in HWDLP, for a net effective subscription value of $103.7 million. With the closing of the Kinross transaction, the Company’s economic interest in the Diavik Diamond Mine is 31%.

Market Commentary

The Diamond Market

During the first half of fiscal 2010, the rough diamond market experienced substantial price weakness as the industry was significantly impacted by the global financial crisis and the resulting economic slowdown. Stability returned to the rough diamond market during the third quarter of the year and prices strengthened considerably. This recovery continued in the fourth quarter, with rough diamond prices closing the year only slightly below the market highs achieved in fiscal 2009. Sustained demand from the Far East and India was coupled with a cautious renewal of interest from US retailers. The availability of credit improved as banks responded to the positive diamond market by reducing the tight credit restrictions imposed during the global financial crisis.

The price of polished diamonds, which experienced a less significant decline than rough diamond prices, has almost returned to previous levels and even surpassed these in certain popular ranges.

The outlook for the diamond market for fiscal 2011 is positive, with evidence of increased consumer demand in the Far East and India, coupled with the reawakening of the US retail sector, providing the basis for continued expected price growth in rough diamonds.

The Retail Jewelry Market

The luxury diamond jewelry market was also negatively affected by the depth and duration of the global economic recession. During the third quarter of the year, signs of recovery began to appear, particularly in Asia. In the US, many retailers reported a stronger holiday season than in the previous year as overall consumer sentiment appears to be more positive. The global economy continues to recover from the recession at varying rates depending on the region. During fiscal 2011, consumer demand for luxury diamond jewelry is expected to be strong in Asia, but the US and European markets are expected to experience a more modest recovery.

® Harry Winston is a registered trademark of Harry Winston Inc.

2010 ANNUAL REPORT

Harry Winston Diamond Corporation

Consolidated Financial Results

The following is a summary of the Company’s consolidated quarterly results for the eight quarters ended January 31, 2010 following the basis of presentation utilized in its Canadian GAAP financial statements:

(expressed in thousands of United States dollars except per share amounts and where otherwise noted)
(quarterly results are unaudited)

	2010	2010	2010	2010	2009	2009	2009	2009	2010	2009	2008
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Total	Total	Total
Sales	$133,654	$74,828	$94,776	$109,643	$118,399	$148,623	$186,119	$156,079	$412,901	$609,220	$679,307
Cost of sales	96,257	45,227	66,294	83,944	68,908	71,679	73,542	73,149	291,722	287,278	311,187
Gross margin	37,397	29,601	28,482	25,699	49,491	76,944	112,577	82,930	121,179	321,942	368,120
Gross margin (%)	28.0%	39.6%	30.1%	23.4%	41.8%	51.8%	60.5%	53.1%	29.3%	52.8%	54.2%
Selling, general and administrative expenses	40,479	34,542	32,380	35,749	39,399	33,998	39,194	43,285	143,150	155,876	150,445
Earnings (loss) from operations	(3,082)	(4,941)	(3,898)	(10,050)	10,092	42,946	73,383	39,645	(21,971)	166,066	217,675
Interest and financing expenses	(2,396)	(2,448)	(2,998)	(3,699)	(4,960)	(4,678)	(5,366)	(5,453)	(11,541)	(20,457)	(27,858)
Other income	129	99	83	281	778	407	815	246	592	2,246	2,758
Insurance settlement	–	100	–	3,250	17,240	–	–	–	3,350	17,240	13,488
Dilution loss	–	–	(539)	(34,222)	–	–	–	–	(34,761)	–	–
Impairment charge	–	–	–	–	(93,780)	–	–	–	–	(93,780)	–
Foreign exchange gain (loss)	(1,978)	1,598	(25,274)	(5,839)	4,649	48,982	5,301	155	(31,493)	59,087	(43,391)
Earnings (loss) before income taxes	(7,327)	(5,592)	(32,626)	(50,279)	(65,981)	87,657	74,133	34,593	(95,824)	130,402	162,672
Income taxes (recovery)	(5,800)	(4,221)	(5,662)	(3,120)	7,052	15,685	24,185	13,336	(18,803)	60,256	56,094
Earnings (loss) before non-controlling interest	(1,527)	(1,371)	(26,964)	(47,159)	(73,033)	71,972	49,948	21,257	(77,021)	70,146	106,578
Non-controlling interest	1,831	(1,157)	(2,443)	(2,075)	(58)	81	1	1	(3,845)	25	170
Net earnings (loss)	$(3,358)	$(214)	$(24,521)	$(45,084)	$(72,975)	$71,891	$49,947	$21,256	$(73,176)	$70,121	$106,408
Basic earnings (loss) per share	$(0.04)	$0.00	$(0.32)	$(0.68)	$(1.19)	$1.17	$0.81	$0.35	$(0.99)	$1.15	$1.82
Diluted earnings (loss) per share	$(0.04)	$0.00	$(0.32)	$(0.68)	$(1.19)	$1.17	$0.81	$0.35	$(0.99)	$1.15	$1.81
Cash dividends declared per share	$0.00	$0.00	$0.00	$0.00	$0.05	$0.05	$0.05	$0.05	$0.00	$0.20	$0.80
Total assets(i)	$1,495	$1,535	$1,533	$1,592	$1,567	$1,645	$1,637	$1,591	$1,495	$1,567	$1,494
Total long-term liabilities(i)	$477	$506	$507	$496	$550	$562	$617	$634	$477	$550	$660

(i)	Total assets and total long-term liabilities are expressed in millions of United States dollars.

The comparability of quarter-over-quarter results is impacted by seasonality for both the mining and retail segments. Harry Winston Diamond Corporation expects that the quarterly results for its mining segment will continue to fluctuate depending on the seasonality of production at the Diavik Diamond Mine, the number of sales events conducted during the quarter, and the volume, size and quality distribution of rough diamonds delivered from the Diavik Diamond Mine in each quarter. The quarterly results for the retail segment are also seasonal, with generally higher sales during the fourth quarter due to the holiday season. See “Segmented Analysis” on page 10 for additional information.

2010 ANNUAL REPORT

Harry Winston Diamond Corporation

Year Ended January 31, 2010 Compared to Year Ended January 31, 2009

CONSOLIDATED NET EARNINGS

The Company recorded a consolidated net loss for the fiscal year ended January 31, 2010 of $73.2 million or $0.99 per share compared to net earnings of $70.1 million or $1.15 per share for the prior year. The current year consolidated net loss includes a non-cash dilution loss of $34.8 million or $0.47 per share as a result of the investment by Kinross in HWDLP, which holds the Company’s 40% interest in the Diavik Diamond Mine. Also included in the consolidated net loss for the year was a net foreign exchange loss of $31.5 million or $0.43 per share primarily on future income tax liabilities compared to a net foreign exchange gain of $59.1 million or $0.96 per share in the prior year. In addition, the Company recognized a subsequent after-tax gain on insurance settlement of $2.1 million or $0.03 per share that resulted from the December 2008 robbery at the Harry Winston Paris salon, versus an after-tax gain on insurance settlement of $9.9 million or $0.16 per share recorded in the prior year. The prior year consolidated net earnings also included a non-cash write-down of goodwill relating to the retail operations of $93.8 million or $1.54 per share.

CONSOLIDATED SALES

The Company recorded sales for the fiscal year ended January 31, 2010 of $412.9 million compared to sales of $609.2 million for the prior year. On a segment basis, rough diamond sales accounted for $187.9 million of these sales compared to $328.2 million for the prior year. The Company completed eight rough diamond sales during the fiscal year compared to nine rough diamond sales in the prior year. Harry Winston’s retail segment sales were $225.0 million, compared to $281.0 million for the prior year. See “Segmented Analysis” on page 10 for additional information.

CONSOLIDATED COST OF SALES AND GROSS MARGIN

The Company recorded cost of sales of $291.7 million for a gross margin of 29.3% during the fiscal year compared to $287.3 million and a gross margin of 52.8% during the prior year. The Company’s cost of sales includes costs associated with mining, rough diamond sorting and retail sales activities. See “Segmented Analysis” on page 10 for additional information.

CONSOLIDATED SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

The principal components of selling, general and administrative (“SG&A”) expenses include expenses for salaries and benefits, advertising, professional fees, rent and building related costs. The Company incurred SG&A expenses of $143.2 million for the fiscal year compared to $155.9 million in the prior year.

Included in SG&A expenses for the year are $19.5 million for the mining segment compared to $19.9 million for the prior year and $123.6 million for the retail segment compared to $136.0 million for the prior year. In the fourth quarter, SG&A expenses included executive severance of $4.2 million, $1.5 million of which was related to the mining segment and $2.7 million of which was related to the retail segment. For the retail segment, the decrease was due to an adjustment to incentive-based compensation, reduced advertising and selling expenses, savings from staff reductions and reductions in discretionary spending. See “Segmented Analysis” on page 10 for additional information.

CONSOLIDATED INCOME TAXES

The Company recorded a tax recovery of $18.8 million during the fiscal year, compared to a tax expense of $60.3 million in the prior year. The Company’s effective income tax rate for the year, excluding Harry Winston’s retail segment, is 15%, which is based on a statutory income tax rate of 30% adjusted for various items including Northwest Territories mining royalty, impact of foreign exchange, and earnings subject to tax different than the statutory rate.

The Company’s functional and reporting currency is US dollars; however, the calculation of income tax expense is based on income in the currency of the country of origin. As such, the Company is continually subject to foreign exchange fluctuations, particularly as the Canadian dollar moves against the US dollar. During the twelve months ended January 31, 2010, the Company recorded an unrealized foreign exchange loss of $24.4 million on the revaluation of the Canadian denominated future income tax liability, as compared to an unrealized foreign exchange gain of $48.6 million recorded in the prior year. The unrealized foreign exchange loss is not deductible for Canadian income tax purposes.

During the twelve months ended January 31, 2010, the Company recorded a non-cash dilution loss of $34.8 million as a result of the investment by Kinross in HWDLP, which holds the Company’s 40% interest in the Diavik Diamond Mine. The dilution loss is not deductible for Canadian tax purposes and hence no tax recovery was recorded against the dilution loss. In addition, a certain portion of the Company’s loss before income taxes is allocated to Kinross as a result of its investment of an indirect interest in the Diavik Diamond Mine. As a result, the tax impact of the loss allocated to non-controlling interest is recorded as a reconciling item in the tax rate reconciliation.

2010 ANNUAL REPORT

Harry Winston Diamond Corporation

The rate of income tax payable by Harry Winston Inc. varies by jurisdiction. Net operating losses are available in certain jurisdictions to offset future income taxes payable in such jurisdictions. The net operating losses are scheduled to expire through 2030.

The Company has provided a table below summarizing the movement from the statutory to the effective income tax rate as a percentage of earnings before taxes:

	Year ended	Year ended
	January 31,	January 31,
	2010	2009
Statutory income tax rate	30%	31%
Northwest Territories mining royalty (net of income tax relief)	–%	12%
Impact of foreign exchange	(3)%	(16)%
Earnings subject to tax different than statutory rate	5%	(5)%
Changes in valuation allowance	(2)%	2%
Assessments and adjustments	3%	–%
Impact of impairment charge on goodwill	–%	22%
Tax effect on income allocated to non-controlling interest	(2)%	–%
Tax effect on dilution loss	(11)%	–%
Effective income tax rate	20%	46%

CONSOLIDATED INTEREST AND FINANCING EXPENSES

Interest and financing expenses of $11.5 million were incurred during the fiscal year compared to $20.5 million for the prior year. The Company repaid the full amount of $74.2 million of the mining segment’s senior secured term and revolving credit facilities with the March 31, 2009 closing of the Kinross transaction. Interest and financing expenses were also impacted by a reduction in debt levels at the retail segment during the year.

CONSOLIDATED OTHER INCOME

Other income, which includes interest income on the Company’s various bank balances, was $0.6 million during the year compared to $2.2 million in the prior year.

CONSOLIDATED INSURANCE SETTLEMENT

During the fiscal year, the Company received the remaining insurance settlement of $3.4 million pre-tax related to the December 2008 robbery at the Harry Winston Paris salon. In the prior year, the Company recognized a pre-tax gain of $16.7 million in the fourth quarter on settlement of the insurance claim relating to the December 2008 robbery. Also included in the prior year was a gain on insurance settlement of $0.5 million resulting from an excavator fire that occurred at the Diavik Diamond Mine in the fourth quarter of fiscal 2006.

CONSOLIDATED DILUTION LOSS

The Company recorded a non-cash dilution loss of $34.8 million as a result of the investment by Kinross in HWDLP, which holds the Company’s 40% interest in the Diavik Diamond Mine.

CONSOLIDATED IMPAIRMENT CHARGE

In the prior year, the Company determined that the fair value of its retail segment was below the carrying value and recorded a non-cash goodwill impairment charge of $93.8 million.

CONSOLIDATED FOREIGN EXCHANGE

A net foreign exchange loss of $31.5 million was recognized during the fiscal year compared to a net foreign exchange gain of $59.1 million in the prior year. The current year loss relates principally to the revaluation of the Company’s Canadian dollar denominated long-term future income tax liability as a result of the strengthening of the Canadian dollar against the US dollar at January 31, 2010. The Company’s ongoing currency exposure relates primarily to expenses and obligations incurred in Canadian dollars, as well as the revaluation of certain Canadian monetary balance sheet amounts. The Company does not currently have any significant foreign exchange derivative instruments outstanding.

2010 ANNUAL REPORT

Harry Winston Diamond Corporation

Three Months Ended January 31, 2010 Compared to Three Months Ended January 31, 2009

CONSOLIDATED NET EARNINGS

The Company recorded a fourth quarter consolidated net loss of $3.4 million or $0.04 per share compared to a net loss of $73.0 million or $1.19 per share in the fourth quarter of the prior year. Included in consolidated net loss for the quarter was a net foreign exchange loss of $2.0 million or $0.03 per share primarily on future income tax liabilities compared to a net foreign exchange gain of $4.6 million or $0.08 per share in the comparable quarter of the prior year. The comparable quarter of the prior year also included a non-cash write-down of goodwill relating to the retail operations of $93.8 million or $1.53 per share and an after-tax gain on insurance settlement of $9.9 million or $0.16 per share that resulted from the December 2008 robbery at the Harry Winston Paris salon.

CONSOLIDATED SALES

Sales for the fourth quarter totalled $133.7 million, consisting of rough diamond sales of $63.5 million and retail segment sales of $70.2 million. This compares to sales of $118.4 million in the comparable quarter of the prior year (rough diamond sales of $51.1 million and retail segment sales of $67.3 million). The Company held three rough diamond sales in the fourth quarter, compared to two in the comparable quarter of the prior year. See “Segmented Analysis” on page 10 for additional information.

CONSOLIDATED COST OF SALES AND GROSS MARGIN

The Company’s fourth quarter cost of sales was $96.3 million for a gross margin of 28.0% compared to a cost of sales of $68.9 million and a gross margin of 41.8% for the comparable quarter of the prior year. The Company’s cost of sales includes costs associated with mining, rough diamond sorting and retail sales activities. See “Segmented Analysis” on page 10 for additional information.

CONSOLIDATED SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

The principal components of SG&A expenses include expenses for salaries and benefits, advertising, professional fees, rent and building related costs. The Company incurred SG&A expenses of $40.5 million for the fourth quarter, compared to $39.4 million in the comparable quarter of the prior year.

Included in SG&A expenses for the fourth quarter are $4.9 million for the mining segment compared to $4.4 million for the comparable quarter of the prior year and $35.6 million for the retail segment compared to $35.0 million for the comparable quarter of the prior year. For the mining and retail segments, the higher SG&A expenses were due to executive severance. See “Segmented Analysis” on page 10 for additional information.

CONSOLIDATED INCOME TAXES

The Company recorded a tax recovery of $5.8 million during the fourth quarter, compared to a tax expense of $7.1 million in the comparable quarter of the prior year. The Company’s effective income tax rate for the quarter, excluding Harry Winston’s retail segment, is 262%, which is based on a statutory income tax rate of 30% adjusted for various items including Northwest Territories mining royalty, impact of foreign exchange, and earnings subject to tax different than the statutory rate.

The Company’s functional and reporting currency is US dollars; however, the calculation of income tax expense is based on income in the currency of the country of origin. As such, the Company is continually subject to foreign exchange fluctuations, particularly as the Canadian dollar moves against the US dollar. During the fourth quarter, the Canadian dollar strengthened against the US dollar. As a result, the Company recorded a foreign exchange loss of $2.2 million on the revaluation of the Company’s Canadian dollar denominated future income tax liability. This compares to a foreign exchange gain of $3.9 million in the comparable quarter of the prior year. The unrealized foreign exchange loss is not deductible for Canadian income tax purposes.

During the fourth quarter, the Company also recorded a $3.8 million recovery in future Northwest Territories mining royalty as a result of an adjustment to the effective future royalty tax rate applicable to the Company as at the end of fiscal 2010. This adjustment is the primary cause of the unusual effective tax rate for the current quarter.

The rate of income tax payable by Harry Winston Inc. varies by jurisdiction. Net operating losses are available in certain jurisdictions to offset future income taxes payable in such jurisdictions. The net operating losses are scheduled to expire through 2030.

2010 ANNUAL REPORT

Harry Winston Diamond Corporation

The Company has provided a table below summarizing the movement from the statutory to the effective income tax rate as a percentage of earnings before taxes:

	Three months	Three months
	ended	ended
	January 31,	January 31,
	2010	2009
Statutory income tax rate	30%	31%
Northwest Territories mining royalty (net of income tax relief)	3%	(1)%
Impact of foreign exchange	8%	–%
Earnings subject to tax different than statutory rate	(3)%	4%
Changes in valuation allowance	(12)%	(2)%
Assessments and adjustments	53%	2%
Impact of impairment charge on goodwill	–%	(44)%
Other items	–%	(1)%
Effective income tax rate	79%	(11)%

CONSOLIDATED INTEREST AND FINANCING EXPENSES

Interest and financing expenses of $2.4 million were incurred during the fourth quarter compared to $5.0 million during the comparable quarter of the prior year. The Company repaid the full amount of $74.2 million of the mining segment’s senior secured term and revolving credit facilities with the March 31, 2009 closing of the Kinross transaction. Interest and financing expenses were also impacted by a reduction in debt levels at the retail segment during the quarter.

CONSOLIDATED OTHER INCOME

Other income of $0.1 million was recorded during the quarter compared to $0.8 million in the comparable quarter of the prior year.

CONSOLIDATED INSURANCE SETTLEMENT

In the comparable quarter of the prior year, the Company recognized a pre-tax gain of $16.7 million on settlement of the insurance claim relating to the December 2008 robbery at the Harry Winston Paris salon. Also included the prior year was a gain on insurance settlement of $0.5 million resulting from an excavator fire that occurred at the Diavik Diamond Mine in the fourth quarter of fiscal 2006.

CONSOLIDATED IMPAIRMENT CHARGE

In the prior year, the Company determined that the fair value of its retail segment was below the carrying value and recorded a non-cash goodwill impairment charge of $93.8 million.

CONSOLIDATED FOREIGN EXCHANGE

A net foreign exchange loss of $2.0 million was recognized during the quarter compared to a net foreign exchange gain of $4.6 million in the comparable quarter of the prior year. The loss relates principally to the revaluation of the Company’s Canadian dollar denominated long-term future income tax liability as a result of the strengthening of the Canadian dollar against the US dollar at January 31, 2010. The Company’s ongoing currency exposure relates primarily to expenses and obligations incurred in Canadian dollars, as well as the revaluation of certain Canadian monetary balance sheet amounts. The Company does not currently have any significant foreign exchange derivative instruments outstanding.

2010 ANNUAL REPORT

Harry Winston Diamond Corporation

Segmented Analysis

The operating segments of the Company include mining and retail segments.

Mining

The mining segment includes the production and sale of rough diamonds.

(expressed in thousands of United States dollars)
(quarterly results are unaudited)

	2010	2010	2010	2010	2009	2009	2009	2009	2010	2009	2008
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Total	Total	Total
Sales	$63,489	$20,765	$45,941	$57,690	$51,100	$90,716	$105,014	$81,393	$187,885	$328,223	$413,772
Cost of sales	57,027	20,319	40,049	57,256	34,612	40,617	32,390	32,150	174,651	139,769	169,680
Gross margin	6,462	446	5,892	434	16,488	50,099	72,624	49,243	13,234	188,454	244,092
Gross margin (%)	10.2%	2.1%	12.8%	0.8%	32.3%	55.2%	69.2%	60.5%	7.0%	57.4%	59.0%
Selling, general and administrative expenses	4,885	4,932	4,182	5,503	4,430	3,114	5,151	7,208	19,502	19,903	23,359
Earnings (loss) from operations	$1,577	$(4,486)	$1,710	$(5,069)	$12,058	$46,985	$67,473	$42,035	$(6,268)	$168,551	$220,733

Year Ended January 31, 2010 Compared to Year Ended January 31, 2009

MINING SALES

Rough diamond sales for the year totalled $187.9 million compared to $328.2 million in the prior year resulting from a combination of a 34% decrease in the Company’s achieved rough diamond prices and a 14% decrease in volume of carats sold. The Company held eight rough diamond sales during the fiscal year, compared to nine in the prior year and ten in normal years. Rough diamond prices have increased significantly over the market lows seen in the first quarter of this year but the average price for the year remains lower than the average price achieved in the prior year. In addition, the Company’s achieved prices were particularly low in the first quarter as the sales mix contained a significant proportion of lower value goods carried in inventory from January 31, 2009. Rough diamond production during the year was significantly lower than the prior year due to the Summer Shutdown and a general reduction in mining activity to reflect the softness in the rough diamond market.

MINING COST OF SALES AND GROSS MARGIN

For the fiscal year ended January 31, 2010, cost of sales was $174.7 million resulting in a gross margin of 7.0%, compared to a cost of sales of $139.8 million and a gross margin of 57.4% in the prior year. The gross margin rate was significantly impacted by lower carat production spread across a largely fixed operating cost platform. The increase in cost of sales, attributable to mining costs, resulted primarily from the costs associated with preparing the A-418 kimberlite pipe for commercial production being capitalized in the first half of the prior year. These same activities have been recorded as direct operating costs in the current year. Also included in cost of sales is $9.8 million related to goods carried in inventory at January 31, 2009, which were sold subsequent to year end.

A substantial portion of cost of sales is mining operating costs, which are incurred at the Diavik Diamond Mine. Cost of sales also includes sorting costs, which consist of the Company’s cost of handling and sorting product in preparation for sales to third parties, and amortization and depreciation, the majority of which is recorded using the unit-of-production method over estimated proven and probable reserves.

MINING SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

SG&A expenses for the mining segment decreased by $0.4 million from the prior year.

Three Months Ended January 31, 2010 Compared to Three Months Ended January 31, 2009

MINING SALES

Rough diamond sales for the quarter totalled $63.5 million compared to $51.1 million in the comparable quarter of the prior year resulting from a combination of a 12% increase in the Company’s achieved rough diamond prices and an 11% increase in volume of carats sold. The Company held three rough diamond sales in the fourth quarter compared to two in the comparable quarter of the prior year. Rough diamond production during the quarter was significantly lower than the comparable quarter of the prior year due to a planned reduction in mining activity to reflect the softness in the rough diamond market earlier in the year. Rough diamond prices continued to increase over the third quarter of the current year but remain lower than the highs achieved during fiscal 2009.

2010 ANNUAL REPORT

Harry Winston Diamond Corporation

The Company expects that results for its mining segment will continue to fluctuate depending on the seasonality of production at the Diavik Diamond Mine, the number of sales events conducted at each sales location during the quarter, rough diamond prices and the volume, size and quality distribution of rough diamonds delivered from the Diavik Diamond Mine in each quarter.

MINING COST OF SALES AND GROSS MARGIN

The Company’s fourth quarter cost of sales was $57.0 million resulting in a gross margin of 10.2% compared to a cost of sales of $34.6 million and a gross margin of 32.3% in the comparable quarter of the prior year. The decrease in gross margin resulted primarily from lower carat production. The mining gross margin is anticipated to fluctuate between quarters, resulting from variations in the specific mix of product sold during each quarter and rough diamond prices.

A substantial portion of cost of sales is mining operating costs, which are incurred at the Diavik Diamond Mine. Cost of sales also includes sorting costs, which consist of the Company’s cost of handling and sorting product in preparation for sales to third parties, and amortization and depreciation, the majority of which is recorded using the unit-of-production method over estimated proven and probable reserves.

MINING SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

SG&A expenses for the mining segment increased by $0.5 million from the comparable period of the prior year due to executive severance.

Mining Segment Operational Update

Annual production at the Diavik Diamond Mine was 5.5 million carats, consisting of 3.4 million carats produced from 0.58 million tonnes of ore from the A-154 South kimberlite pipe and 2.1 million carats produced from 0.78 million tonnes of ore from the A-418 kimberlite pipe. Annual production was 9.2 million carats during calendar 2008. The lower production in the current calendar year resulted from the Summer Shutdown and a planned reduction in mining activity to reflect the softness in the rough diamond market.

Ore production for the fourth calendar quarter consisted of 1.0 million carats produced from 0.16 million tonnes of ore from the A-154 South kimberlite pipe and 0.6 million carats produced from 0.21 million tonnes of ore from the A-418 kimberlite pipe. Rough diamond production was significantly lower than the comparable calendar quarter of the prior year due to a planned reduction in mining activity to reflect the softness in the rough diamond market earlier in the year. Average grade decreased to 4.2 carats per tonne in the fourth calendar quarter from 4.6 carats per tonne in the comparable quarter of the prior year. The decrease in average grade was primarily driven by a decrease in the proportion of ore sourced from the A-154 South kimberlite pipe.

HARRY WINSTON DIAMOND LIMITED PARTNERSHIP’S 40% SHARE OF DIAVIK DIAMOND MINE PRODUCTION
(reported on a one-month lag)

	Three months	Three months	Twelve months	Twelve months
	ended	ended	ended	ended
	December 31,	December 31	December 31	December 31
	2009	2008	2009	2008
Diamonds recovered (000s carats)	612	1,039	2,226	3,690
Grade (carats/tonne)	4.19	4.56	4.09	3.82

Mining Segment Outlook

A mine plan and budget for calendar 2010 has been approved by Rio Tinto plc, the operator of the Diavik Diamond Mine, and the Company. The plan for calendar 2010 foresees Diavik Diamond Mine production of approximately 7.8 million carats from the processing of 2.1 million tonnes of ore.

PRICING

The rough diamond market continues to experience a robust recovery from the extreme market lows seen in the first quarter of the year and pricing has improved significantly. Future sustained price growth is anticipated in the rough diamond market during a period of diminishing rough diamond supply.

2010 ANNUAL REPORT

Harry Winston Diamond Corporation

PRODUCTION

In calendar 2010, open pit mining from the A-418 kimberlite pipe supplemented by the A-154 South kimberlite pipe is expected to be the primary source of ore. Underground mining is scheduled to commence in the first calendar quarter, with ore sourced mainly from the A-154 South kimberlite pipe. Total open pit ore mined is expected to be 1.4 million tonnes, and total underground ore mined is expected to be 0.7 million tonnes.

Looking beyond calendar 2010, the objective is to utilize as much of the processing capability as possible with a combination of underground and open pit production. As underground capacity ramps up, open pit production from the A-418 kimberlite pipe will synchronously decline. A new mining technique is under consideration for the potential mining of the A-21 resource. The feasibility of this resource is now under review with the objective that it becomes the supplemental ore source to underground production beyond 2012. In addition, exploration work has identified extensions at depth to the A-418 and A-154 North kimberlite pipes. Extension of production beyond 2022 will be dependent on bringing resources and exploratory tonnages into reserves.

COST OF SALES

The Company expects cost of sales in fiscal 2011 to increase to approximately $265 million at an assumed average Canadian/US dollar exchange rate of $1.00. The increase over fiscal 2010 is due primarily to the cost of mining open pit synchronously with the high-cost start-up phase of underground mining. Of this increase, approximately half is related to an increase in non-cash costs. The Company expects that the cost of sales will decline as the velocity of underground mining increases and open pit waste stripping ends.

CAPITAL EXPENDITURES

For fiscal 2010, HWDLP’s share of capital expenditures was $51 million, of which underground capital expenditures were $41 million. During fiscal 2011, HWDLP’s 40% share of the planned capital expenditures is expected to be approximately $56 million at an assumed average Canadian/US dollar exchange rate of $1.00, of which $26 million relates to substantially completing underground development.

Retail

The retail segment includes sales from Harry Winston salons, which are located in prime markets around the world, including eight salons in the United States: New York, Beverly Hills, Bal Harbour, Honolulu, Las Vegas, Dallas, Chicago and Costa Mesa; five salons in Japan: Ginza, Roppongi Hills, Osaka, Omotesando and Nagoya; two salons in Europe: Paris and London; and four salons in Asia outside of Japan: Beijing, Taipei, Hong Kong and Singapore.

(expressed in thousands of United States dollars)
(quarterly results are unaudited)

	2010	2010	2010	2010	2009	2009	2009	2009	2010	2009	2008
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Total	Total	Total
Sales	$70,165	$54,063	$48,835	$51,953	$67,299	$57,907	$81,105	$74,686	$225,016	$280,997	$265,535
Cost of sales	39,230	24,908	26,245	26,688	34,296	31,062	41,152	40,999	117,071	147,509	141,507
Gross margin	30,935	29,155	22,590	25,265	33,003	26,845	39,953	33,687	107,945	133,488	124,028
Gross margin (%)	44.1%	53.9%	46.3%	48.6%	49.0%	46.4%	49.3%	45.1%	48.0%	47.5%	46.7%
Selling, general and administrative expenses	35,594	29,610	28,198	30,246	34,969	30,884	34,043	36,077	123,648	135,973	127,086
Earnings (loss) from operations	$(4,659)	$(455)	$(5,608)	$(4,981)	$(1,966)	$(4,039)	$5,910	$(2,390)	$(15,703)	$(2,485)	$(3,058)

Year Ended January 31, 2010 Compared to Year Ended January 31, 2009

RETAIL SALES

Sales for the fiscal year ended January 31, 2010 were $225.0 million compared to $281.0 million for the prior year, a decrease of 20%. Sales in Asia increased 11% to $77.0 million, US sales decreased 22% to $72.9 million and European sales decreased 36% to $75.1 million.

RETAIL COST OF SALES AND GROSS MARGIN

Cost of sales for the retail segment for the fiscal year was $117.1 million compared to $147.5 million for the prior year. Gross margin for the fiscal year was $107.9 million or 48.0% compared to $133.5 million or 47.5% for the prior year. Excluding the impact of sales of Harry Winston Inc. pre-acquisition inventory, gross margin for the fiscal year and the prior year would have been 48.5% and 49.4%, respectively.

2010 ANNUAL REPORT

Harry Winston Diamond Corporation

RETAIL SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

SG&A expenses decreased to $123.6 million from $136.0 million in the prior year. The decrease was due to an adjustment to incentive-based compensation, reduced advertising and selling expenses, savings from staff reductions and reductions in discretionary spending. SG&A expenses include depreciation and amortization expense of $13.0 million, compared to $12.6 million in the prior year.

Three Months Ended January 31, 2010 Compared to Three Months Ended January 31, 2009

RETAIL SALES

Sales for the fourth quarter were $70.2 million compared to $67.3 million for the comparable quarter of the prior year, an increase of 4%. Sales in Asia increased 52% to $26.9 million, US sales increased 40% to $26.2 million and European sales decreased 45% to $17.1 million.

RETAIL COST OF SALES AND GROSS MARGIN

Cost of sales for the retail segment for the fourth quarter was $39.2 million compared to $34.3 million for the comparable quarter of the prior year. Gross margin for the quarter was $30.9 million or 44.1% compared to $33.0 million or 49.0% for the fourth quarter of the prior year. Excluding the impact of sales of Harry Winston Inc. pre-acquisition inventory, gross margin for the fourth quarter and the comparable quarter of the prior year would have been 44.2% and 50.1%, respectively. The decrease in gross margin resulted primarily from a product mix comprising a higher proportion of lower margin sales.

RETAIL SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

SG&A expenses increased to $35.6 million from $35.0 million in the comparable quarter of the prior year. SG&A expenses include depreciation and amortization expense of $3.3 million, compared to $3.2 million in the comparable quarter of the prior year.

Retail Segment Operational Update

For the fiscal year, the retail segment recorded a sales decrease of 20%. Strong sales in Asia, including Japan, partially compensated for weak sales in the US and Europe. The retail segment successfully introduced the Harry Winston New York Collection, a series of jewelry and timepieces inspired by the glamour and architecture of some of New York’s most famous landmarks. The retail segment implemented a series of measures during the year to significantly lower the cost structure and maximize liquidity, including reductions in discretionary expenses, inventory levels and capital expenditures. Harry Winston Inc. currently operates a network of 19 retail salons, including a new salon that opened in Singapore in July 2009.

Consumer demand for luxury goods increased in the fourth quarter, reversing the dramatic slowdown experienced during the first half of this fiscal year. During the fourth quarter, the retail segment recorded a 4% increase in sales versus the comparable quarter of the prior year. This continues a positive trend of improving sales as the global economy recovers from the economic downturn. The increase in sales was driven by positive consumer response to the introduction of the Harry Winston New York Collection, strong Asian sales and an improved holiday season in the US.

Retail Segment Outlook

Harry Winston Inc. expects sales in the luxury jewelry market to continue to strengthen. For fiscal 2011, the retail segment anticipates strong sales growth and underlying gross margins, resulting in an improvement in earnings from operations. The positive momentum from the holiday season is expected to continue as the global economic recovery gains traction. The emerging markets and Asia are expected to remain strong while the US and European markets continue to recover. The retail segment will continue to offer the highest quality products and services to its customers. The Company believes that the strength of the Harry Winston brand, supported by a global distribution network in prime locations and the introduction of new products, has positioned the retail segment for a higher level of sustained profitability over the next several years.

2010 ANNUAL REPORT

Harry Winston Diamond Corporation

Liquidity and Capital Resources

Working Capital

As at January 31, 2010, the Company had unrestricted cash and cash equivalents of $63.0 million and contingency cash collateral and cash reserves of $nil, compared to $16.7 million and $30.1 million, respectively, at January 31, 2009. The Company had cash on hand and balances with banks of $61.5 million and short-term investments of $1.5 million at January 31, 2010. Total cash resources were impacted by the $150.0 million net investment by Kinross and the subsequent repayment by the Company of the mining segment’s $74.2 million senior secured term and revolving credit facilities on March 31, 2009. With the repayment of these facilities, the Company is no longer required to maintain a cash collateral and cash reserve account.

During the year ended January 31, 2010, the Company generated $44.2 million in cash from operations compared to $144.1 million in the prior year. The reduction in cash from operations resulted primarily from significantly lower net earnings compared to the prior year.

Working capital increased to $284.5 million at January 31, 2010 from $195.1 million at January 31, 2009. With the cash received from the closing of the Kinross transaction, the Company repaid in full the mining segment’s senior secured credit facilities. This transaction increased the Company’s working capital from that of January 31, 2009. Also during the fiscal year, the Company decreased accounts receivable by $43.7 million, decreased prepaid expenses and other current assets by $1.8 million, decreased inventory by $39.0 million, decreased accounts payable and accrued liabilities by $33.3 million, and decreased income taxes payable by $38.9 million.

The Company’s liquidity requirements fluctuate from quarter to quarter depending on, among other factors, the seasonality of production at the Diavik Diamond Mine, seasonality of mine operating expenses, capital expenditure programs, the number of rough diamond sales events conducted during the quarter and the volume, size and quality distribution of rough diamonds delivered from the Diavik Diamond Mine in each quarter, along with the seasonality of sales and salon expansion in the retail segment. The Company’s principal working capital needs include investments in inventory, prepaid expenses and other current assets, and accounts payable and income taxes payable.

With the closing of the Kinross transaction and the repayment in full of the mining segment’s senior secured credit facilities, the Company assesses liquidity and capital resources on a consolidated basis. The Company’s requirements are for cash operating expenses, working capital, contractual debt requirements and capital expenditures. The Company believes that it will generate sufficient liquidity to meet its anticipated requirements for the next twelve months.

Financing Activities

On March 31, 2009, the Company issued 15.2 million of treasury shares at a price of $3.00 per share to Kinross, being approximately 19.9% of the Company’s issued equity post the transaction. This transaction generated net proceeds of $44.7 million, net of transaction costs.

During the year, the Company repaid $74.2 million of the mining segment’s senior secured term and revolving credit facilities with the closing of the Kinross transaction.

As at January 31, 2010, the Company’s main retail subsidiary, Harry Winston Inc., had $140.0 million outstanding on its $250.0 million secured five-year revolving credit facility, which is used to fund salon inventory and capital expenditure requirements. This represents a decrease of $39.6 million from the amount outstanding at January 31, 2009.

Also included in long-term debt of the Company’s retail operations is a 25-year loan agreement for CHF 17.5 million ($16.4 million) used to finance the construction of the Company’s watch factory in Geneva, Switzerland. At January 31, 2010, $15.5 million was outstanding compared to $14.7 million at January 31, 2009. The bank has a secured interest in the factory building. In addition, the Company has a demand credit facility of CHF 2.0 million ($1.9 million), supported by a $2.0 million standby letter of credit, which is classified as bank advances. At January 31, 2010, $nil was outstanding, compared to $0.5 million at January 31, 2009.

Harry Winston Japan, K.K. maintains secured and unsecured credit agreements with three banks amounting to ¥2,030 million ($22.5 million). At January 31, 2010, $22.5 million had been drawn against these facilities and classified as bank advances compared to $23.1 million at January 31, 2009, $5.5 million of which was long term.

2010 ANNUAL REPORT

Harry Winston Diamond Corporation

At January 31, 2010, no amounts were outstanding under the Company’s revolving financing facility relating to its Belgian subsidiary, Harry Winston Diamond International N.V., or its Indian subsidiary, Harry Winston Diamond (India) Private Limited. At January 31, 2009, $18.4 million, $4.7 million and $1.5 million were drawn under the Company’s revolving financing facilities relating to Harry Winston Diamond International N.V., Harry Winston Diamond (Israel) Limited and Harry Winston Diamond (India) Private Limited, respectively.

During the year, the Company distributed $9.7 million to Kinross in relation to its investment in HWDLP.

Investing Activities

As part of the Kinross transaction, Kinross also subscribed for new partnership units representing a 22.5% interest in HWDLP, for a subscription value of $125.1 million.

During the fiscal year, the Company purchased capital assets of $53.9 million, of which $50.9 million were purchased for the mining segment and $3.0 million for the retail segment.

Contractual Obligations

The Company has contractual payment obligations with respect to long-term debt and, through its participation in the Joint Venture, future site restoration costs at the Diavik Diamond Mine level. Additionally, at the Joint Venture level, contractual obligations exist with respect to operating purchase obligations, as administered by DDMI, the operator of the mine. In order to maintain its 40% ownership interest in the Diavik Diamond Mine, HWDLP is obligated to fund 40% of the Joint Venture’s total expenditures on a monthly basis. HWDLP’s current projected share of the planned capital expenditures at the Diavik Diamond Mine, which are not reflected in the table below, including capital expenditures for the calendar years 2010 to 2014, is approximately $170 million assuming a Canadian/US average exchange rate of $1.00 for the five years. The most significant contractual obligations for the ensuing five-year period can be summarized as follows:

CONTRACTUAL OBLIGATIONS		Less than	Year	Year	After
(expressed in thousands of United States dollars)	Total	1 year	2–3	4–5	5 years
Long-term debt (a)(b)	$188,595	$7,982	$15,612	$148,376	$16,625
Environmental and participation agreements incremental commitments (c)	89,695	75,662	1,870	4,540	7,623
Operating lease obligations (d)	106,250	19,518	28,655	18,734	39,343
Capital lease obligations (e)	367	289	78	–	–
Total contractual obligations	$384,907	$103,451	$46,215	$171,650	$63,591

(a)

Long-term debt presented in the foregoing table includes current and long-term portions. Harry Winston Inc. maintains a credit agreement with a syndicate of banks for a $250.0 million five-year revolving credit facility. There are no scheduled repayments required before maturity. At January 31, 2010, $140.0 million had been drawn against this secured credit facility, which expires on March 31, 2013.

Also included in long-term debt of Harry Winston Inc. is a 25-year loan agreement for CHF 17.5 million ($16.4 million) used to finance the construction of the Company’s watch factory in Geneva, Switzerland. The loan agreement is comprised of a CHF 3.5 million ($3.3 million) loan and a CHF 14.0 million ($13.2 million) loan. The CHF 3.5 million loan bears interest at a rate of 3.9% and matures on April 22, 2013. The CHF 14.0 million loan bears interest at a rate of 3.55% and matures on January 31, 2033. At January 31, 2010, $15.5 million was outstanding on the loan agreement compared to $14.7 million at January 31, 2009. The bank has a secured interest in the factory building.

The Company’s first mortgage on real property has scheduled principal payments of approximately $0.2 million quarterly, and may be prepaid at any time. On January 31, 2010, $7.2 million was outstanding on the mortgage payable.

(b)

Interest on long-term debt is calculated at various fixed and floating rates. Projected interest payments on the current debt outstanding were based on interest rates in effect at January 31, 2010, and have been included under long-term debt in the table above. Interest payments for the next twelve months are approximated to be $6.8 million.

2010 ANNUAL REPORT

Harry Winston Diamond Corporation

(c)

The Joint Venture, under environmental and other agreements, must provide funding for the Environmental Monitoring Advisory Board. These agreements also state that the Joint Venture must provide security deposits for the performance by the Joint Venture of its reclamation and abandonment obligations under all environmental laws and regulations. The operator of the Joint Venture has fulfilled such obligations for the security deposits by posting letters of credit of which HWDLP’s share as at January 31, 2010 was $74.2 million based on its 40% ownership interest in the Diavik Diamond Mine. There can be no assurance that the operator will continue its practice of posting letters of credit in fulfillment of this obligation, in which event HWDLP would be required to post its proportionate share of such security directly, which would result in additional constraints on liquidity. The requirement to post security for the reclamation and abandonment obligations may be reduced to the extent of amounts spent by the Joint Venture on those activities. The Joint Venture has also signed participation agreements with various native groups. These agreements are expected to contribute to the social, economic and cultural well-being of area Aboriginal bands. The actual cash outlay for the Joint Venture’s obligations under these agreements is not anticipated to occur until later in the life of the Diavik Diamond Mine.

(d)

Operating lease obligations represent future minimum annual rentals under non-cancellable operating leases for Harry Winston salons and office space, and long-term leases for property, land, office premises and a fuel tank farm for the Diavik Diamond Mine. Harry Winston Inc.’s New York salon lease expires on December 17, 2010 with an option to renew.

(e)	Capital lease obligations represent future minimum annual rentals under non-cancellable capital leases for Harry Winston Inc. retail exhibit space.

Dividend

On March 19, 2009, the Company announced that it had suspended its dividend for the time being.

Disclosure Controls and Procedures

The Company has designed a system of disclosure controls and procedures to provide reasonable assurance that material information relating to Harry Winston Diamond Corporation, including its consolidated subsidiaries, is made known to them by others within those entities, particularly during the period in which the Company’s annual filings are being prepared. In designing and evaluating the disclosure controls and procedures, the management of the Company recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. The management of Harry Winston Diamond Corporation was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. The result of the inherent limitations in all control systems means no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.

The management of Harry Winston Diamond Corporation has evaluated the effectiveness of the design and operation of its disclosure controls and procedures as of the end of the period covered by the Annual Report. Based on that evaluation, management has concluded that these disclosure controls and procedures, as defined in Canada by Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, and in the United States by Rule 13a-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”), are effective as of January 31, 2010, to ensure that information required to be disclosed in reports that the Company will file or submit under Canadian securities legislation and the Exchange Act is recorded, processed, summarized and reported within the time periods specified in those rules and forms.

Internal Control over Financial Reporting

The certifying officers of Harry Winston Diamond Corporation have designed a system of internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian GAAP and the requirements of the Securities and Exchange Commission in the United States, as applicable. Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company, including its consolidated subsidiaries.

Management has evaluated the effectiveness of internal control over financial reporting using the framework and criteria established in the Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that internal control over financial reporting was effective as of January 31, 2010.

2010 ANNUAL REPORT

Harry Winston Diamond Corporation

Changes in Internal Control over Financial Reporting

During the fourth quarter of fiscal 2010, there were no changes in the Company’s internal control over financial reporting that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Critical Accounting Estimates

Management is often required to make judgments, assumptions and estimates in the application of Canadian GAAP that have a significant impact on the financial results of the Company. Certain policies are more significant than others and are, therefore, considered critical accounting policies. Accounting policies are considered critical if they rely on a substantial amount of judgment (use of estimates) in their application or if they result from a choice between accounting alternatives and that choice has a material impact on the Company’s reported results or financial position. The following discussion outlines the accounting policies and practices that are critical to determining Harry Winston Diamond Corporation’s financial results.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of earnings, revenues and expenses during the reporting year. Significant areas requiring the use of management estimates relate to the determination of impairment of capital assets, intangible assets, goodwill and deferred mineral property costs, estimation of future site restoration costs and future income taxes. Financial results as determined by actual events could differ from those estimated.

The most significant estimates relate to the valuation of deferred mineral property costs and future site restoration costs. Management makes significant estimates related to the measurement of reclamation obligations and the timing of the related cash flows and future income tax liabilities. Such timing and measurement uncertainty could have a material effect on the reported results of operations and the financial position of the Company.

Actual results could differ materially from those estimates in the near term.

Deferred Mineral Property Costs and Mineral Reserves

Harry Winston Diamond Corporation capitalizes all direct development and pre-production costs relating to mineral properties and amortizes such costs on a unit-of-production basis upon commencement of commercial production relating to the underlying property. Deferred mineral property costs are amortized based on estimated proven and probable reserves at the property.

On an ongoing basis, the Company evaluates deferred costs relating to each property to ensure that the estimated recoverable amount exceeds the carrying value. Based on the Diavik Diamond Mine’s latest projected open pit and underground life from the mine plan and diamond prices from the Diavik Project feasibility study, there is no requirement to write down deferred mineral property costs.

The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. The Company expects that its estimates of reserves will change to reflect updated information. Reserve estimates can be revised upward or downward based on the results of future drilling, testing or production levels, and diamond prices. Changes in reserve estimates can impact the evaluation of net recoverable deferred costs.

Future Site Restoration Costs

The Company has obligations for future site restoration costs. The Company records the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. As at January 31, 2010, estimates of all legal obligations at the joint venture level have been included in the consolidated financial statements of the Company. Processes to track and monitor these obligations are carried out at the joint venture level.

2010 ANNUAL REPORT

Harry Winston Diamond Corporation

Intangible Assets

Certain of the Company’s intangible assets are recorded at fair value upon acquisition and have an indefinite useful life. The Company assesses impairment of such intangible assets by determining whether the carrying value exceeds the fair value. If the fair value is determined to be less than the net book value, the excess of the net book value over the fair value is charged to earnings in the year in which such impairment is determined by management. These approaches involve significant management judgment and, as a result, are subject to change.

Risks and Uncertainties

Harry Winston Diamond Corporation is subject to a number of risks and uncertainties as a result of its operations. In addition to the other information contained in this MD&A and the Company’s other publicly filed disclosure documents, readers should give careful consideration to the following risks, each of which could have a material adverse effect on the Company’s business prospects or financial condition.

Nature of Mining

The operation of the Diavik Diamond Mine is subject to risks inherent in the mining industry, including variations in grade and other geological differences, unexpected problems associated with required water retention dikes, water quality, surface and underground conditions, processing problems, equipment performance, accidents, labour disputes, risks relating to the physical security of the diamonds, force majeure risks and natural disasters. Particularly with underground mining operations, inherent risks include variations in rock structure and strength as it impacts on mining method selection and performance, de-watering and water handling requirements, achieving the required paste backfill strengths, and unexpected local ground conditions. Hazards, such as unusual or unexpected rock formations, rock bursts, pressures, collapses, flooding or other conditions, may be encountered during mining. Such risks could result in personal injury or fatality; damage to or destruction of mining properties, processing facilities or equipment; environmental damage; delays, suspensions or permanent reductions in mining production; monetary losses; and possible legal liability.

The Diavik Diamond Mine, because of its remote northern location and access only by winter road or by air, is subject to special climate and transportation risks. These risks include the inability to operate or to operate efficiently during periods of extreme cold, the unavailability of materials and equipment, and increased transportation costs due to the late opening and/or early closure of the winter road. Such factors can add to the cost of mine development, production and operation and/or impair production and mining activities, thereby affecting the Company’s profitability.

Nature of Joint Arrangement with DDMI

HWDLP holds an undivided 40% interest in the assets, liabilities and expenses of the Diavik Diamond Mine and the Diavik group of mineral claims. HWDLP is owned 77.5% by the Company and 22.5% by Kinross. The Diavik Diamond Mine and the exploration and development of the Diavik group of mineral claims is a joint arrangement between DDMI (60%) and HWDLP (40%), and is subject to the risks normally associated with the conduct of joint ventures and similar joint arrangements. These risks include the inability to exert influence over strategic decisions made in respect of the Diavik Diamond Mine and the Diavik group of mineral claims. By virtue of DDMI’s 60% interest in the Diavik Diamond Mine, it has a controlling vote in virtually all Joint Venture management decisions respecting the development and operation of the Diavik Diamond Mine and the development of the Diavik group of mineral claims. Accordingly, DDMI is able to determine the timing and scope of future project capital expenditures, and therefore is able to impose capital expenditure requirements on HWDLP that the Company may not have sufficient cash to meet. A failure to meet capital expenditure requirements imposed by DDMI could result in HWDLP’s interest in the Diavik Diamond Mine and the Diavik group of mineral claims being diluted.

Agreement with Kinross

Under the amended partnership agreement of HWDLP, the general partner is entitled to request that the partners in the partnership advance funds to the partnership pro rata based on their holdings of partnership units for the purpose of satisfying the partnership’s obligations under various contractual commitments, including those deriving from the joint arrangement between DDMI and the partnership. The partners may unanimously determine to fund any cash call by way of a loan rather than equity contribution. If a partner fails to contribute its proportion of funds with respect to a cash call, the non-defaulting partner or partners will have the option, but not the obligation, to fund the defaulting partner’s portion of the cash call by way of equity contribution or loan or a combination of the two, provided that if any equity contribution is made, the non-defaulting partner’s interest in the partnership will be increased proportionately through the issuance of additional partnership units.

2010 ANNUAL REPORT

Harry Winston Diamond Corporation

As DDMI, under the joint arrangement between DDMI and the partnership, is able to determine the timing and scope of future project capital expenditures and to impose capital expenditure requirements on the Company that the Company may not have sufficient cash to meet, the Company’s interest in HWDLP could be diluted under the amended partnership agreement as a result of a failure by the Company to meet cash call requirements imposed by the amended partnership agreement.

Diamond Prices and Demand for Diamonds

The profitability of the Company is dependent upon production from the Diavik Diamond Mine and on the results of the operations of its retail operations. Each, in turn, is dependent in significant part upon the worldwide demand for and price of diamonds. Diamond prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, particularly in the US, Japan, China and India, worldwide levels of diamond discovery and production, and the level of demand for, and discretionary spending on, luxury goods such as diamonds and jewelry. Low or negative growth in the worldwide economy, prolonged credit market disruptions or the occurrence of further terrorist or similar activities creating disruptions in economic growth could result in decreased demand for luxury goods such as diamonds and jewelry, thereby negatively affecting the price of diamonds and jewelry. Similarly, a substantial increase in the worldwide level of diamond production or in diamonds available for sale could also negatively affect the price of diamonds. In each case, such developments could have a material adverse effect on the Company’s results of operations.

Cash Flow and Liquidity

The Company’s liquidity requirements fluctuate from quarter to quarter depending on, among other factors, the seasonality of production at the Diavik Diamond Mine, seasonality of mine operating expenses, capital expenditure programs, the number of rough diamond sales events conducted during the quarter and the volume, size and quality distribution of rough diamonds delivered from the Diavik Diamond Mine in each quarter, along with the seasonality of sales and salon expansion in the retail segment. The Company’s principal working capital needs include investments in inventory, prepaid expenses and other current assets, and accounts payable and income taxes payable. There can be no assurance that the Company will be able to meet each or all of its liquidity requirements. A failure by the Company to meet its liquidity requirements could result in the Company failing to meet its planned development objectives, or in the Company being in default of a contractual obligation, each of which could have a material adverse effect on the Company’s business prospects or financial condition.

Economic Environment

The Company’s financial results are tied to the global economic environment. The global markets have experienced the impact of a significant US and international economic downturn since the fall of 2008. This has restricted the Company’s growth opportunities both domestically and internationally, and a return to a recession or weak recovery could cause the Company to experience further revenue declines across both of its business segments, and a decrease in the availability of credit, which could have a material adverse effect on the Company’s business prospects or financial condition.

Currency Risk

Currency fluctuations may affect the Company’s financial performance. Diamonds are sold throughout the world based principally on the US dollar price, and although the Company reports its financial results in US dollars, a majority of the costs and expenses of the Diavik Diamond Mine are incurred in Canadian dollars. Further, the Company has a significant future income tax liability that has been incurred and will be payable in Canadian dollars. The Company’s currency exposure relates primarily to expenses and obligations incurred by it in Canadian dollars and, secondarily, to revenues of Harry Winston Inc. in currencies other than the US dollar. The appreciation of the Canadian dollar against the US dollar, and the depreciation of such other currencies against the US dollar, therefore, will increase the expenses of the Diavik Diamond Mine and the amount of the Company’s Canadian dollar liabilities relative to the revenue the Company will receive from diamond sales, and will decrease the US dollar revenues received by Harry Winston Inc. From time to time, the Company may use a limited number of derivative financial instruments to manage its foreign currency exposure.

Licences and Permits

The operation of the Diavik Diamond Mine and exploration on the Diavik property requires licences and permits from the Canadian government. The Diavik Diamond Mine Type “A” Water Licence was renewed by the regional Wek’eezhii Land and Water Board to October 31, 2015. While the Company anticipates that DDMI, the operator of the Diavik Diamond Mine, will be able to renew this licence and other necessary permits in the future, there can be no guarantee that DDMI will be able to do so or obtain or maintain all other necessary licences and permits that may be required to maintain the operation of the Diavik Diamond Mine or to further explore and develop the Diavik property.

2010 ANNUAL REPORT

Harry Winston Diamond Corporation

Regulatory and Environmental Risks

The operation of the Diavik Diamond Mine, exploration activities at the Diavik Project and the manufacturing of jewelry and watches are subject to various laws and regulations governing the protection of the environment, exploration, development, production, taxes, labour standards, occupational health, waste disposal, mine safety, manufacturing safety and other matters. New laws and regulations, amendments to existing laws and regulations, or more stringent implementation or changes in enforcement policies under existing laws and regulations could have a material adverse effect on the Company by increasing costs and/or causing a reduction in levels of production from the Diavik Diamond Mine and in the manufacture of jewelry and watches. As well, as the Company’s international operations expand, it or its subsidiaries become subject to laws and regulatory regimes which differ materially from those under which they operate in Canada and the US.

Mining and manufacturing are subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mining and manufacturing operations. To the extent that the Company’s operations are subject to uninsured environmental liabilities, the payment of such liabilities could have a material adverse effect on the Company.

Climate Change

Canada ratified the Kyoto Protocol to the United Nations Framework Convention on Climate Change in late 2002 and the Kyoto Protocol came into effect in Canada in February 2005. The Canadian government has established a number of policy measures in order to meet its emission reduction guidelines. While the impact of these measures cannot be quantified at this time, the likely effect will be to increase costs for fossil fuels, electricity and transportation; restrict industrial emission levels; impose added costs for emissions in excess of permitted levels; and increase costs for monitoring and reporting. Compliance with these initiatives could have a material adverse effect on the Company’s results of operations.

Resource and Reserve Estimates

The Company’s figures for mineral resources and ore reserves on the Diavik group of mineral claims are estimates, and no assurance can be given that the anticipated carats will be recovered. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. The Company expects that its estimates of reserves will change to reflect updated information. Reserve estimates may be revised upward or downward based on the results of current and future drilling, testing or production levels, and on changes in mine design. In addition, market fluctuations in the price of diamonds or increases in the costs to recover diamonds from the Diavik Diamond Mine may render the mining of ore reserves uneconomical.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty that may attach to inferred mineral resources, there is no assurance that mineral resources at the Diavik property will be upgraded to proven and probable ore reserves.

Insurance

The Company’s business is subject to a number of risks and hazards, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, risks relating to the physical security of diamonds and jewelry held as inventory or in transit, changes in the regulatory environment and natural phenomena such as inclement weather conditions. Such occurrences could result in damage to the Diavik Diamond Mine, personal injury or death, environmental damage to the Diavik property, delays in mining, closing of Harry Winston Inc.’s manufacturing facilities or salons, monetary losses and possible legal liability. Although insurance is maintained to protect against certain risks in connection with the Diavik Diamond Mine and the Company’s operations, the insurance in place will not cover all potential risks. It may not be possible to maintain insurance to cover insurable risks at economically feasible premiums.

Fuel Costs

The Diavik Diamond Mine’s expected fuel needs are purchased periodically during the year for storage, and transported to the mine site by way of the winter road. These costs will increase if transportation by air freight is required due to a shortened “winter road season” or unexpectedly high fuel usage.

The cost of the fuel purchased is based on the then prevailing price and expensed into operating costs on a usage basis. The Diavik Diamond Mine currently has no hedges for its future anticipated fuel consumption.

Reliance on Skilled Employees

Production at the Diavik Diamond Mine is dependent upon the efforts of certain skilled employees of DDMI. The loss of these employees or the inability of DDMI to attract and retain additional skilled employees may adversely affect the level of diamond production from the Diavik Diamond Mine.

2010 ANNUAL REPORT

Harry Winston Diamond Corporation

The Company’s success in marketing rough diamonds and operating the business of Harry Winston Inc. is dependent on the services of key executives and skilled employees, as well as the continuance of key relationships with certain third parties, such as diamantaires. The loss of these persons or the Company’s inability to attract and retain additional skilled employees or to establish and maintain relationships with required third parties may adversely affect its business and future operations in marketing diamonds and operating its retail segment.

Expansion of the Existing Salon Network

A key component of the Company’s retail strategy in recent years has been the expansion of its salon network. This strategy requires the Company to make ongoing capital expenditures to build and open new salons, to refurbish existing salons from time to time, and to incur additional operating expenses in order to operate the new salons. To date, much of this expansion has been financed by Harry Winston Inc. through borrowings. There can be no assurance that the expansion of the salon network will continue or that the current expansion will prove successful in increasing annual sales or earnings from the retail segment, and the increased debt levels resulting from this expansion could negatively impact the Company’s liquidity and its results from operations in the absence of increased sales and earnings.

Competition in the Luxury Jewelry Segment

The Company is exposed to competition in the retail diamond market from other luxury goods, diamond, jewelry and watch retailers. The ability of Harry Winston Inc. to successfully compete with such luxury goods, diamond, jewelry and watch retailers is dependent upon a number of factors, including the ability to source high-end polished diamonds and protect and promote its distinctive brand name and reputation. If Harry Winston Inc. is unable to successfully compete in the luxury jewelry segment, then the Company’s results of operations will be adversely affected.

Changes in Accounting Policies

Goodwill and Intangibles Assets

On February 1, 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued Handbook Section 3064, “Goodwill and Intangible Assets”. This section establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The Company adopted the new standard effective February 1, 2009. This standard has had no material impact on the consolidated financial statements.

Credit Risk and the Fair Value of Financial Assets and Liabilities

In January 2009, the CICA issued EIC-173, “Credit Risk and the Fair Value of Financial Assets and Liabilities”. This abstract requires companies to take each counterparty’s credit risk into account when measuring the fair value of financial assets and liabilities, including derivatives. The Company applied this EIC abstract commencing the quarter ended April 30, 2009. This abstract has had no material impact on the consolidated financial statements.

Mining Exploration Costs

In March 2009, the CICA issued EIC-174, “Mining Exploration Costs”, which provides guidance on the capitalization of exploration costs related to mining properties and the subsequent impairment review of capitalized exploration costs. The Company applied this EIC abstract commencing the quarter ended April 30, 2009. This abstract has had no material impact on the consolidated financial statements.

Financial Instruments – Disclosures

In June 2009, the CICA amended Handbook Section 3862, “Financial Instruments – Disclosures”, to enhance disclosure requirements for fair value measurement of financial instruments and liquidity risk. These amendments require fair value measurements to be classified using a fair value hierarchy that reflects the significance of the inputs used in making the fair value measurements as follows:

Level 1 – valuation techniques based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

Level 3 – valuation techniques based on unobservable market inputs (involves assumptions and estimates by management of how market participants would price the assets or liabilities).

2010 ANNUAL REPORT

Harry Winston Diamond Corporation

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. Section 3862 also requires an entity to disclose for each class of financial instrument, any significant transfers between Level 1 and Level 2 of the fair value hierarchy and the reasons for those transfers. For fair value measurements in Level 3 of the fair value hierarchy, a reconciliation from the beginning balances to the ending balances is required, disclosing transfers into or out of Level 3 (attributable to changes in the observability of market data) and the reasons for those transfers. This amendment has resulted in additional disclosures in note 18 of the Company’s consolidated financial statements.

Financial Instruments – Recognition and Measurement

In August 2009, the CICA issued amendments to Section 3855, “Financial Instruments – Recognition and Measurement”. Under the amendments, reclassification of financial assets out of assets held for trading and assets held for sale categories into the loans and receivables category is now permitted under certain circumstances; the definition of loans and receivables category has been updated so that debt securities that are not quoted in an active market are permitted to be classified in the loans and receivables category; impairment losses relating to available for sale debt instruments must be reversed if the fair value of the instrument increases due to an event occurring after the loss was recognized. These amendments have had no material impact on the consolidated financial statements.

Recently Issued Accounting Standards

Equity

In August 2009, the CICA amended Section 3251, “Equity”. The amendments apply only to entities that have adopted Section 1602, “Non-Controlling Interests”. The amendments require separate presentation on the consolidated statements of earnings and comprehensive income of earnings attributable to owners of the Company and those attributable to non-controlling interests. The amendments require that non-controlling interests be presented separately as a component of equity. As the Company has not adopted section 1602, which is mandatory for fiscal years beginning on or after January 1, 2011, the amendments are not applicable to the Company in the current fiscal year.

Business Combinations

In December 2008, the CICA issued Handbook Section 1582, “Business Combinations”, which applies prospectively to business combinations with an acquisition date on or after January 1, 2011. The section provides the Canadian equivalent to IFRS 3, “Business Combinations”, and is expected to have a material impact on how prospective business combinations are accounted for by requiring additional use of fair value measurements, recognition of additional assets and liabilities and increased disclosure.

International Financial Reporting Standards

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt International Financial Reporting Standards (“IFRS”) in place of Canadian GAAP for financial periods beginning on or after January 1, 2011. Accordingly, commencing February 1, 2011, the Company will convert to IFRS and prepare its first financial statements in accordance with IFRS for the three-month period ended April 30, 2011, with comparative information also prepared under IFRS.

IFRS 1, “First Time Adoption of International Financial Reporting Standards”, provides mandatory guidance that generally requires full retrospective application of IFRS and interpretations from the date of transition, February 1, 2010. All material accounting differences between Canadian GAAP and IFRS will be eliminated generally through opening retained earnings at the date of transition. However, IFRS 1 allows certain optional exemptions in the application of particular standards to prior periods in order to assist companies with the transition process. For the transition year, which commenced February 1, 2010, the Company will continue to report under Canadian GAAP and will be required to capture comparable IFRS financial information.

The conversion project from Canadian GAAP to IFRS is led by finance management, and includes representatives from various areas of the Company as necessary to plan for and achieve a smooth transition. The Company has engaged the services of a third party expert advisor to assist. Regular progress reporting to senior management and to the Audit Committee on the status of the IFRS conversion project is in place. The conversion project consists of three phases:

Assessment Phase – This phase involves a review of accounting differences between Canadian GAAP and IFRS; an evaluation of IFRS 1 exemptions for first time IFRS adopters; and a high-level impact assessment on systems and business processes. This phase was completed during the third quarter of fiscal 2010.

2010 ANNUAL REPORT

Harry Winston Diamond Corporation

Design Phase – This phase involves prioritizing and resolving accounting treatment issues; quantifying the impact of converting to IFRS; reviewing and approving accounting policy choices; performing a detailed impact assessment on systems and processes; designing system and business process changes; developing IFRS training material; and drafting IFRS financial statement content. The Company is currently progressing through its design phase activities.

Implementation Phase – This phase involves changes to systems and business processes; determining the opening IFRS transition balance sheet; dual accounting under both Canadian GAAP and IFRS; and preparing detailed reconciliations of Canadian GAAP to IFRS financial statements. The Company commenced the implementation phase of its conversion project towards the end of fiscal 2010.

EXPECTED ACCOUNTING DIFFERENCES BETWEEN CANADIAN GAAP AND IFRS

The Company has identified the following major areas where the accounting differences between Canadian GAAP and existing IFRS may have an impact on the Company’s consolidated financial statements. The accounting differences described below should not be regarded as a complete list of areas that may be impacted by the transition to IFRS.

Property, plant and equipment – Separate accounting for components of property, plant and equipment is broader and more vigorously applied under IFRS. Costs are allocated to significant parts of an asset if the useful lives differ, and each part is then separately depreciated.

Exploration and evaluation – IFRS 6, “Exploration for and Evaluation of Mineral Resources”, allows an entity to either develop a new accounting policy for exploration and evaluation expenditures consistent with IFRS requirements or continue to follow the Company’s existing policy.

Income taxes – Existing IFRS requires the recognition of deferred taxes in situations not required under Canadian GAAP. Specifically, a deferred tax liability (asset) is recognized for exchange gains and losses relating to foreign non-monetary assets and liabilities that are remeasured into the functional currency using historical exchange rates. Similar timing differences are also recognized for the differences in tax bases between jurisdictions as a result of intra-group transfer of assets.

Asset impairment – Under IFRS, assets are tested for impairment either individually or within cash generating units. This approach reflects the smallest group of assets capable of generating largely independent cash inflows, which may differ from asset groups under Canadian GAAP. Impairment charges relating to long-lived assets may be more frequent under IFRS as the cash flow test for recoverability is based on a one-step discounted cash flow approach. Impairment under IFRS is recognized if the carrying amount exceeds the higher of fair value less cost to sell, or value in use. Reversal of impairment charges is required under IFRS if the circumstances leading to the impairment have changed.

The Company also anticipates a significant increase in disclosure within its consolidated financial statements resulting from the adoption of IFRS.

In a recent announcement, the International Accounting Standards Board updated its estimated publication dates for new or amended IFRS to late 2010 and 2011. It now seems likely that there will be a relatively stable platform of IFRS during the Company’s transition year ending January 31, 2011. The Company will continue to monitor these international accounting developments.

At this time, the impact of the IFRS conversion project on the Company’s financial position and results of operations is not reasonably determinable or estimable.

2010 ANNUAL REPORT

Harry Winston Diamond Corporation

Outstanding Share Information

As at January 31, 2010

Authorized	Unlimited
Issued and outstanding shares	76,588,593
Options outstanding	3,233,779
Fully diluted	79,822,372

Additional Information

Additional information relating to the Company, including the Company’s most recently filed annual information form, can be found on SEDAR at www.sedar.com, and is also available on the Company’s website at http://investor.harrywinston.com.

2010 ANNUAL REPORT

Harry Winston Diamond Corporation

Management’s Responsibility
for Financial Information

The consolidated financial statements and the information contained in the Annual Report have been prepared by the management of the Company. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada.

The consolidated financial statements and information in the MD&A necessarily include amounts based on informed judgments and estimates of the expected effects of current events and transactions with appropriate consideration to materiality. The MD&A also includes information regarding the impact of current transactions and events, sources of liquidity and capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from the present assessment of this information because future events and circumstances may not occur as expected.

In meeting management’s responsibility for the reliability and timeliness of financial information, management maintains and relies on a comprehensive system of internal control and internal audit, including organizational and procedural controls, disclosure controls and procedures and internal control over financial reporting. The system of internal control includes written communication of policies and procedures governing corporate conduct and risk management; comprehensive business planning; effective segregation of duties; delegation of authority and personal accountability; escalation of relevant information for decisions regarding public disclosure; careful selection and training of personnel; and regular updating of accounting policies. These controls and audits are designed to provide reasonable assurance that the financial records are reliable for preparing financial statements and other financial information, assets are safeguarded against unauthorized use or disposition, liabilities are recognized, and Harry Winston Diamond Corporation is in compliance with all regulatory requirements.

The Company’s independent auditors, who are appointed by the shareholders, conduct an audit in accordance with generally accepted auditing standards to allow them to express an opinion on the financial statements.

The Board of Directors’ Audit Committee meets at least quarterly with management to review the internal controls, financial statements and related reporting matters, and with the independent auditors to review the scope and results of the annual audit prior to approval of the financial statements by the entire Board.

(SIGNED) “ROBERT A. GANNICOTT”	(SIGNED) “ALAN S. MAYNE”

ROBERT A. GANNICOTT	ALAN S. MAYNE
CHIEF EXECUTIVE OFFICER	CHIEF FINANCIAL OFFICER

2010 ANNUAL REPORT

Harry Winston Diamond Corporation

Shareholders’ Auditors’ Report

Report on Consolidated Financial Statements

To the Shareholders of Harry Winston Diamond Corporation

We have audited the consolidated balance sheets of Harry Winston Diamond Corporation (the “Company”) as at January 31, 2010 and 2009 and the consolidated statements of earnings, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended January 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. We also conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2010 and 2009 and the results of its operations and its cash flows for each of the years in the two-year period ended January 31, 2010 in accordance with Canadian generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of January 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 19, 2010 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/KPMG LLP
KPMG LLP
CHARTERED ACCOUNTANTS, LICENSED PUBLIC ACCOUNTANTS
TORONTO, CANADA
APRIL 19, 2010

2010 ANNUAL REPORT

Harry Winston Diamond Corporation

Report on Internal Control
over Financial Reporting

To the Shareholders and Board of Directors of Harry Winston Diamond Corporation

We have audited Harry Winston Diamond Corporation’s (the “Company”) internal control over financial reporting as of January 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Discussion and Analysis”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with Canadian generally acceptable accounting standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as at January 31, 2010 and 2009 and the consolidated statements of earnings, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended January 31, 2010, and our report dated April 19, 2010 expressed an unqualified opinion on those consolidated financial statements.

/s/KPMG LLP
KPMG LLP
CHARTERED ACCOUNTANTS, LICENSED PUBLIC ACCOUNTANTS
TORONTO, CANADA
APRIL 19, 2010

2010 ANNUAL REPORT

Harry Winston Diamond Corporation

Consolidated Balance Sheets
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

As at January 31,	2010	2009
Assets
Current assets
Cash and cash equivalents (note 3)	$62,969	$16,735
Cash collateral and cash reserves (note 3)	–	30,145
Accounts receivable (note 20)	23,520	66,980
Inventory and supplies (note 4)	311,188	346,235
Prepaid expenses and other current assets	44,220	48,130
	441,897	508,225
Mining capital assets (note 5)	802,984	800,358
Retail capital assets (note 5)	62,277	68,258
Intangible assets, net (note 7)	129,213	130,752
Other assets (note 8)	15,629	15,644
Future income tax asset (note 11)	42,805	43,338
	$1,494,805	$1,566,575
Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities (note 9)	$87,448	$118,390
Income taxes payable	46,297	76,987
Bank advances (note 10(d))	22,485	42,621
Current portion of long-term debt (note 10)	1,154	75,097
	157,384	313,095
Long-term debt (note 10)	161,538	205,625
Future income tax liability (note 11)	271,822	303,284
Other long-term liability	2,201	1,946
Future site restoration costs (note 12)	41,275	39,506
Non-controlling interest (note 1)	177,816	280

Shareholders’ Equity
Share capital (note 13)	426,593	381,541
Contributed surplus	17,730	16,079
Retained earnings	210,001	283,177
Accumulated other comprehensive income (note 9)	28,445	22,042
	682,769	702,839
Commitments and guarantees (note 15)
	$1,494,805	$1,566,575

See accompanying notes to consolidated financial statements.

ON BEHALF OF THE BOARD:

(SIGNED) “ROBERT A. GANNICOTT”	(SIGNED) “DANIEL JARVIS”

ROBERT A. GANNICOTT	DANIEL JARVIS
DIRECTOR	DIRECTOR

2010 ANNUAL REPORT

Harry Winston Diamond Corporation

Consolidated Statements of Earnings
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT PER SHARE AMOUNTS)

Years ended January 31,	2010	2009
Sales	$412,901	$609,220
Cost of sales	291,722	287,278
Gross margin	121,179	321,942
Selling, general and administrative expenses	143,150	155,876
Earnings (loss) from operations	(21,971)	166,066
Interest and financing expenses	(11,541)	(20,457)
Other income	592	2,246
Insurance settlement (note 20)	3,350	17,240
Dilution loss (note 21)	(34,761)	–
Impairment charge (note 22)	–	(93,780)
Foreign exchange gain (loss)	(31,493)	59,087
Earnings (loss) before income taxes	(95,824)	130,402
Income tax expense – Current (note 11)	4,586	81,787
Income tax recovery – Future (note 11)	(23,389)	(21,531)
Earnings (loss) before non-controlling interest	(77,021)	70,146
Non-controlling interest (note 1)	(3,845)	25
Net earnings (loss)	$(73,176)	$70,121
Earnings (loss) per share
Basic	$(0.99)	$1.15
Fully diluted	$(0.99)	$1.15
Weighted average number of shares outstanding	74,048,981	61,013,758

See accompanying notes to consolidated financial statements.

2010 ANNUAL REPORT

Harry Winston Diamond Corporation

Consolidated Statements
of Comprehensive Income
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

Years ended January 31,	2010	2009
Net earnings (loss)	$(73,176)	$70,121
Other comprehensive income (loss)
Net gain (loss) on translation of net foreign operations (net of tax of nil)	6,757	(3,170)
Change in fair value of derivative financial instruments designated as cash flow hedges (net of tax of $0.2 million)	(354)	–
Total comprehensive income (loss)	$(66,773)	$66,951

See accompanying notes to consolidated financial statements.

2010 ANNUAL REPORT

Harry Winston Diamond Corporation

Consolidated Statements
of Changes in Shareholders’ Equity

(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

Years ended January 31,	2010	2009
COMMON SHARES
Balance at beginning of year	$381,541	$305,502
Issued during the year	45,052	76,039
Balance at end of year	426,593	381,541
CONTRIBUTED SURPLUS
Balance at beginning of year	16,079	15,614
Stock option expense	1,651	465
Balance at end of year	17,730	16,079
RETAINED EARNINGS
Balance at beginning of year	283,177	225,334
Net earnings (loss)	(73,176)	70,121
Dividends paid	–	(12,278)
Balance at end of year	210,001	283,177
ACCUMULATED OTHER COMPREHENSIVE INCOME
Balance at beginning of year	22,042	25,212
Other comprehensive income
Net gain (loss) on translation of net foreign operations (net of tax of nil)	6,757	(3,170)
Change in fair value of derivative financial instruments designated as cash flow hedges (net of tax of $0.2 million)	(354)	–
Balance at end of year	28,445	22,042
Total shareholders’ equity	$682,769	$702,839

See accompanying notes to consolidated financial statements.

2010 ANNUAL REPORT

Harry Winston Diamond Corporation

Consolidated Statements of Cash Flows
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

Years ended January 31,	2010	2009
Cash provided by (used in)
Operating
Net earnings (loss)	$(73,176)	$70,121
Items not involving cash
Amortization and accretion	64,112	76,970
Future income tax recovery	(23,389)	(21,531)
Stock-based compensation and pension expense	1,906	683
Foreign exchange loss (gain)	31,454	(60,996)
Loss on disposal of assets	–	494
Non-controlling interest	(3,845)	25
Dilution loss	34,761	–
Impairment charge	–	93,780
Change in non-cash operating working capital	12,386	(15,470)
	44,209	144,076
Financing
Decrease in long-term debt	(404)	(52,194)
Increase (decrease) in revolving credit	(64,497)	191,799
Repayment of mining segment senior secured term and revolving credit facilities	(74,160)	–
Repayment of Harry Winston Inc. 2008 revolving credit facility	–	(159,109)
Distribution to Kinross	(9,675)	–
Dividends paid	–	(12,278)
Issue of common shares, net of issue costs	44,740	76,039
	(103,996)	44,257
Investing
Subscription of partnership units	125,095	–
Cash collateral and cash reserve	30,145	(4,530)
Mining capital assets	(50,856)	(200,289)
Retail capital assets	(3,033)	(9,574)
Other assets	(992)	(3,035)
	100,359	(217,428)
Foreign exchange effect on cash balances	5,662	(3,798)
Increase (decrease) in cash and cash equivalents	46,234	(32,893)
Cash and cash equivalents, beginning of year (note 3)	16,735	49,628
Cash and cash equivalents, end of year (note 3)	$62,969	$16,735
Change in non-cash operating working capital
Accounts receivable	43,720	(43,311)
Prepaid expenses and other current assets	1,823	8,230
Inventory and supplies	38,974	(24,007)
Accounts payable and accrued liabilities	(33,277)	4,470
Income taxes payable	(38,854)	39,148
	$12,386	$(15,470)
Supplemental cash flow information
Cash taxes paid	$43,925	$35,986
Cash interest paid	$10,827	$17,570

See accompanying notes to consolidated financial statements.

2010 ANNUAL REPORT

Harry Winston Diamond Corporation

Notes to Consolidated Financial Statements

YEARS ENDED JANUARY 31, 2010 AND 2009
(TABULAR AMOUNTS IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT AS OTHERWISE NOTED)

NOTE 1:

Nature of Operations

Harry Winston Diamond Corporation (the “Company”) is a specialist diamond company focusing on the mining and retail segments of the diamond industry.

The Company’s most significant asset is an ownership interest in the Diavik group of mineral claims. The Diavik Joint Venture (the “Joint Venture”) is an unincorporated joint arrangement between Diavik Diamond Mines Inc. (“DDMI”) (60%) and Harry Winston Diamond Limited Partnership (“HWDLP”) (40%), where HWDLP holds an undivided 40% ownership interest in the assets, liabilities and expenses of the Diavik Diamond Mine. DDMI is the operator of the Diavik Diamond Mine. DDMI and HWDLP are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England. As a result of the strategic investment by Kinross Gold Corporation (“Kinross”) of Toronto, Canada, described below, HWDLP is 77.5% owned by the Company and 22.5% owned by Kinross. Kinross’s 22.5% ownership is reported in the consolidated financial statements as part of non-controlling interest.

On March 31, 2009, Kinross made a net investment of $150.0 million to acquire an indirect interest in the Diavik Diamond Mine and a direct equity stake in the Company. Kinross subscribed for 15.2 million of the Company’s treasury shares at a price of $3.00 per share, being approximately 19.9% of the Company’s issued equity post the transaction. Kinross also subscribed for new partnership units representing a 22.5% interest in HWDLP, for a net effective subscription value of $103.7 million. With the closing of the Kinross transaction, the Company’s economic interest in the Diavik Diamond Mine is 31%.

The Company also owns Harry Winston Inc., the premier fine jewelry and watch retailer. The results of Harry Winston Inc., located in New York City, US, are consolidated in the financial statements of the Company.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

NOTE 2:

Significant Accounting Policies

The consolidated financial statements are prepared by management in accordance with accounting principles generally accepted in Canada. The principal accounting policies presently followed by the Company are summarized as follows:

(a)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries as well as its proportionate share of unincorporated joint arrangements.

SUBSIDIARIES

A subsidiary is an entity that is controlled by the Company. The consolidated financial statements include all the assets, liabilities, revenues, expenses and cash flows of the Company and its subsidiaries after eliminating intercompany balances and transactions. For partly owned subsidiaries, the net assets and net earnings attributable to minority shareholders are presented as minority interests on the consolidated balance sheets and consolidated statements of earnings.

JOINT ARRANGEMENTS THAT ARE NOT ENTITIES (“JOINT ARRANGEMENTS”)

The Diavik Joint Venture is an unincorporated joint arrangement. HWDLP owns an undivided 40% ownership interest in the assets, liabilities and expenses of the Joint Venture. The Company records its proportionate interest in the assets, liabilities and expenses of the Joint Venture in its consolidated financial statements with a one-month lag. The accounting policies described below include those of the Joint Venture. With the closing of the Kinross transaction, the Company’s economic interest in the Diavik Diamond Mine is 31%.

2010 ANNUAL REPORT

Harry Winston Diamond Corporation

(b)	Measurement Uncertainty

The preparation of financial statements in conformity with generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of earnings, revenues and expenses during the reporting year. Significant areas requiring the use of management estimates relate to the determination of impairment of capital assets, intangible assets, goodwill and deferred mineral property costs, estimation of future site restoration costs and future income taxes. Financial results as determined by actual events could differ from those estimated.

(c)	Revenue Recognition

Revenue from rough diamond sales is recognized upon delivery of merchandise when the customer takes ownership and assumes risk of loss, persuasive evidence of an arrangement exists, the Company’s price to the customer is fixed or determinable and collection of the resulting receivable is reasonably assured.

Revenue from fine jewelry and watch sales is recognized upon delivery of merchandise when the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. Sales are reported net of returns.

(d)	Cash Resources

Cash and cash equivalents, and cash collateral and cash reserves, consist of cash on hand, balances with banks and short-term money market instruments (with a maturity on acquisition of less than 90 days), and are carried at fair value.

Funds in cash collateral and cash reserves are maintained as prescribed under the Company’s debt financing arrangements and will become available to Harry Winston Diamond Corporation for general corporate purposes and for debt servicing as prescribed by the terms of credit facility agreements.

(e)	Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and generally do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the existing accounts receivable. The Company reviews its allowance for doubtful accounts monthly. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

(f)	Inventory

Rough diamond inventory is recorded at the lower of cost or net realizable value. Cost is determined on an average cost basis, including production costs and value-added processing activity.

Merchandise inventory is recorded at the lower of cost or net realizable value and includes fine jewelry and watches. Included in merchandise inventory are production costs such as material, labour and overhead costs.

Supplies inventory is recorded at the lower of cost or net realizable value. Supplies inventory includes consumables and spare parts to be maintained at the Diavik Diamond Mine site and at the Company’s sorting and distribution facility locations, and raw materials used in the manufacturing of retail merchandise inventory.

(g)	Deferred Mineral Property Costs

All direct costs relating to mineral properties, including mineral claim acquisition costs, exploration and development expenditures in the pre- production stage, ongoing property exploration expenditures, pre-production operating costs net of any recoveries, interest, and amortization, are capitalized and accumulated on a property-by-property basis.

The costs of deferred mineral properties from which there is production are amortized using the unit-of-production method based on carats of diamonds recovered during the period relative to estimated proven and probable ore reserves. The Company does not include estimates of indicated or inferred resources in its calculation of ore reserves.

General exploration expenditures which do not relate to specific resource properties are expensed in the period incurred.

2010 ANNUAL REPORT

Harry Winston Diamond Corporation

On an ongoing basis, the Company evaluates each property based on results to date to determine the nature of exploration and development activities that are warranted in the future. If there is little prospect of the Joint Venture continuing to explore or develop a property, the deferred costs related to that property are written down to the estimated fair value.

(h)	Capital Assets

Capital assets are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided using the unit- of-production method or straight-line method as appropriate. The unit-of-production method is applied to a substantial portion of Diavik Diamond Mine capital assets and, depending on the asset, is based on carats of diamonds recovered during the period relative to the estimated proven and probable ore reserves of the ore deposit being mined, or to the total ore deposit. The Company does not include estimates of indicated or inferred resources in its calculation of ore reserves. Other capital assets are depreciated using the straight-line method over the estimated useful lives of the related assets, which are as follows:

Asset	Estimated useful life (years)
Buildings	10–40
Machinery and mobile equipment	3–10
Computer equipment and software	3
Furniture and equipment	2–10
Leasehold and building improvements	Up to 20

Amortization for mine related assets was charged to deferred mineral property costs during the pre-commercial production stage.

Maintenance and repair costs are charged to earnings while expenditures for major renewals and improvements are capitalized.

The recoverability of the amounts shown for the Diavik Diamond Mine capital assets is dependent upon the continued existence of economically recoverable reserves, upon maintaining title and beneficial interest in the property, and upon future profitable production or proceeds from disposition of the diamond properties. The amounts representing Diavik Diamond Mine capital assets do not necessarily represent present or future values.

Upon the disposition of capital assets, the accumulated amortization is deducted from the original cost and any gain or loss is reflected in current earnings.

(i)	Intangible Assets

Intangible assets acquired individually or as part of a group of other assets are initially recognized and measured at cost. The cost of a group of intangible assets acquired in a transaction, including those acquired in a business combination that meet the specified criteria for recognition apart from goodwill, is allocated to the individual assets acquired based on their fair values at acquisition.

Intangible assets with finite useful lives are amortized on a straight-line basis over their useful lives as follows:

Asset	Estimated useful life (years)
Wholesale distribution network	10
Store leases	Up to 9

The amortization methods and estimated useful lives of intangible assets are reviewed annually.

Intangible assets with indefinite useful lives are not amortized and are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test compares the carrying amount of the intangible asset with its fair value, and an impairment loss is recognized in income for the excess, if any.

(j)	Other Assets

Other assets include depreciable assets amortized over a period not exceeding ten years.

2010 ANNUAL REPORT

Harry Winston Diamond Corporation

(k)	Future Site Restoration Costs

The Company records the fair value of any asset retirement obligation as a long-term liability in the year in which the related environmental disturbance occurs, based on the net present value of the estimated future costs. The fair value of the liability is added to the carrying amount of the deferred mineral property and this additional carrying amount is amortized over the life of the asset based on units of production. The obligation is adjusted periodically to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement.

(l)	Foreign Currency Translation

The functional currency of the Company is the US dollar. At year end, monetary assets and liabilities denominated in foreign currencies are translated to US dollars at exchange rates in effect at the balance sheet date and non-monetary assets and liabilities are translated at rates of exchange in effect when the assets were acquired or obligations were incurred. Revenues and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in earnings.

For certain subsidiaries of the Company where the functional currency is not the US dollar, the assets and liabilities of these subsidiaries are translated at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated at the rate of exchange in effect at the time of the transactions. Foreign exchange gains and losses are accumulated in other comprehensive income under shareholders’ equity.

(m)	Income and Mining Taxes

The Company accounts for income taxes under the asset and liability method. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and the tax basis of assets and liabilities.

Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A reduction in respect of the benefit of a future tax asset (a valuation allowance) is recorded against any future tax asset if it is not likely to be realized. The effect on future tax assets and liabilities of a change in tax rates is recognized in earnings in the year during which the change in tax rates is considered to be substantively enacted.

(n)	Stock-Based Compensation

The Company applies the fair value method to all grants of stock options.

The fair value of options granted is estimated at the date of grant using a Black-Scholes option pricing model incorporating assumptions regarding risk-free interest rates, dividend yield, volatility factor of the expected market price of the Company’s stock, and a weighted average expected life of the options. The estimated fair value of the options is recorded as an expense on a straight-line basis over the vesting period, with an offsetting credit to shareholders’ equity. Any consideration received on amounts attributable to stock options is credited to share capital.

(o)	Restricted and Deferred Share Unit Plans

The Restricted and Deferred Share Unit (“RSU” and “DSU”) Plans are full value phantom shares that mirror the value of Harry Winston Diamond Corporation’s publicly traded common shares. Grants under the RSU Plan are on a discretionary basis to employees of the Company subject to Board of Director approval. Each RSU grant vests on the third anniversary of the grant date, subject to special rules for death and disability. Grants under the DSU Plan are awarded to non-executive directors of the Company. Each DSU grant vests immediately on the grant date.

(p)	Post Retirement Benefits

The expected costs of post retirement benefits under defined benefit arrangements are charged to earnings over the service lives of employees entitled to those benefits. Variations from the regular cost are spread on a straight-line basis over the expected average remaining service lives of relevant current employees. The plan assets and liabilities are valued annually by qualified actuaries.

2010 ANNUAL REPORT

Harry Winston Diamond Corporation

(q)	Financial Instruments

From time to time, the Company may use a limited number of derivative financial instruments to manage its foreign currency and interest rate exposure. For a derivative to qualify as a hedge at inception and throughout the hedged period, the Company formally documents the nature and relationships between the hedging instruments and hedged items, as well as its risk-management objectives, strategies for undertaking the various hedge transactions and method of assessing hedge effectiveness. Financial instruments qualifying for hedge accounting must maintain a specified level of effectiveness between the hedge instrument and the item being hedged, both at inception and throughout the hedged period. Gains and losses resulting from any ineffectiveness in a hedging relationship must be recognized immediately in net income. The Company may also have a limited number of embedded derivatives relating to the Diavik Diamond Mine. Derivatives embedded in non- derivative host contracts are recognized separately unless closely related to the host contract. The Company does not use derivatives for trading or speculative purposes.

(r)	Basic and Diluted Earnings per Share

Basic earnings per share are computed by dividing net earnings (loss) by the weighted average number of shares outstanding during the year.

Diluted earnings per share are prepared using the treasury stock method to compute the dilutive effect of options and warrants. The treasury stock method assumes that the exercise of any “in-the-money” options with the option proceeds would be used to purchase common shares at the average market value for the year. Options with an average market value for the year higher than the exercise price are not included in the calculation of diluted earnings per share as such options are not dilutive.

(s)	Impairment of Long-Lived Assets

Long-lived assets, including property, plant and equipment and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of by sale would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

(t)	Adoption of New Accounting Standards and Developments

GOODWILL AND INTANGIBLE ASSETS

On February 1, 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued Handbook Section 3064, “Goodwill and Intangible Assets”. This Section establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The Company adopted the new standard effective February 1, 2009. This standard has had no material impact on the consolidated financial statements.

CREDIT RISK AND THE FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

In January 2009, the CICA issued EIC-173, “Credit Risk and the Fair Value of Financial Assets and Liabilities”. This abstract requires companies to take each counterparty’s credit risk into account when measuring the fair value of financial assets and liabilities, including derivatives. The Company applied this EIC abstract commencing the quarter ended April 30, 2009. This abstract has had no material impact on the consolidated financial statements.

MINING EXPLORATION COSTS

In March 2009, the CICA issued EIC-174, “Mining Exploration Costs”, which provides guidance on the capitalization of exploration costs related to mining properties and the subsequent impairment review of capitalized exploration costs. The Company applied this EIC abstract commencing the quarter ended April 30, 2009. This abstract has had no material impact on the consolidated financial statements.

2010 ANNUAL REPORT

Harry Winston Diamond Corporation

FINANCIAL INSTRUMENTS – DISCLOSURES

In June 2009, the CICA amended Section 3862, “Financial Instruments – Disclosures”, to enhance disclosure requirements for fair value measurement of financial instruments and liquidity risk. These amendments require fair value measurements to be classified using a fair value hierarchy that reflects the significance of the inputs used in making the fair value measurements as follows:

Level 1 – valuation techniques based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

Level 3 – valuation techniques based on unobservable market inputs (involves assumptions and estimates by management of how market participants would price the assets or liabilities).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. Section 3862 also requires an entity to disclose for each class of financial instrument, any significant transfers between Level 1 and Level 2 of the fair value hierarchy and the reasons for those transfers. For fair value measurements in Level 3 of the fair value hierarchy, a reconciliation from the beginning balances to the ending balances is required, disclosing transfers into or out of Level 3 (attributable to changes in the observability of market data) and the reasons for those transfers. This amendment has resulted in additional disclosures in note 18 of the Company’s consolidated financial statements.

FINANCIAL INSTRUMENTS – RECOGNITION AND MEASUREMENT

In August 2009, the CICA issued amendments to Section 3855, “Financial Instruments – Recognition and Measurement”. Under the amendments, reclassification of financial assets out of assets held for trading and assets held for sale categories into the loans and receivables category is now permitted under certain circumstances; the definition of loans and receivables category has been updated so that debt securities that are not quoted in an active market are permitted to be classified in the loans and receivables category; impairment losses relating to available for sale debt instruments must be reversed if the fair value of the instrument increases due to an event occurring after the loss was recognized. These amendments have had no material impact on the consolidated financial statements.

(u)	Recently Issued Accounting Standards

EQUITY

In August 2009, the CICA amended Section 3251, “Equity”. The amendments apply only to entities that have adopted Section 1602, “Non- Controlling Interests”. The amendments require separate presentation on the consolidated statements of earnings and comprehensive income of earnings attributable to owners of the Company and those attributable to non-controlling interests. The amendments require that non- controlling interests be presented separately as a component of equity. As the Company has not adopted section 1602, which is mandatory for fiscal years beginning on or after January 1, 2011, the amendments are not applicable to the Company in the interim.

BUSINESS COMBINATIONS

In December 2008, the CICA issued Handbook Section 1582, “Business Combinations”, which applies prospectively to business combinations with an acquisition date on or after January 1, 2011. The section provides the Canadian equivalent to IFRS 3, “Business Combinations”, and is expected to have a material impact on how prospective business combinations are accounted for by requiring additional use of fair value measurements, recognition of additional assets and liabilities and increased disclosure.

NOTE 3:

Cash Resources

	2010	2009
Cash on hand and balances with banks	$61,449	$14,118
Short-term investments (a)	1,520	2,617
Total cash and cash equivalents	62,969	16,735
Cash collateral and cash reserves	–	30,145
Total cash resources	$62,969	$46,880

(a)     Short-term investments are held in overnight deposits.

2010 ANNUAL REPORT

Harry Winston Diamond Corporation

Total cash resources were impacted by the $150.0 million net investment by Kinross and the subsequent repayment of the mining segment’s senior secured term and revolving credit facilities on March 31, 2009.

NOTE 4:

Inventory and Supplies

	2010	2009
Merchandise inventory	$176,114	$192,461
Rough diamond inventory	23,365	31,872
Supplies inventory	111,709	121,902
Total inventory and supplies	$311,188	$346,235

NOTE 5:

Capital Assets

			2010			2009
		Accumulated	Net		Accumulated	Net
	Cost	amortization	book value	Cost	amortization	book value
MINING
Deferred mineral property costs (a)	$284,321	$128,574	$155,747	$283,049	$113,679	$169,370
Diavik equipment and leaseholds (b)	815,858	196,816	619,042	776,638	171,571	605,067
Furniture, equipment and other (c)	7,742	5,319	2,423	7,912	4,814	3,098
Real property – land and building (d)	32,468	6,696	25,772	27,758	4,935	22,823
	$1,140,389	$337,405	$802,984	$1,095,357	$294,999	$800,358
RETAIL
Furniture, equipment and other (c)	$29,278	$18,139	$11,139	$27,265	$13,586	$13,679
Real property – land and building (d)	77,485	26,347	51,138	72,686	18,107	54,579
	$106,763	$44,486	$62,277	$99,951	$31,693	$68,258

(a)

The Company holds a 40% ownership interest (31% economic interest) in the Diavik group of mineral claims, which contains commercially mineable diamond reserves. DDMI, a subsidiary of Rio Tinto plc, is the operator of the Joint Venture and holds the remaining 60% interest. The claims are subject to private royalties which are in the aggregate 2% of the value of production.

(b)	Diavik equipment and leaseholds are project related assets at the Joint Venture level.

(c)	Furniture, equipment and other includes equipment located at the Company’s diamond sorting facility and at Harry Winston Inc. salons.

(d)	Real property is comprised of land and a building that houses the corporate activities of the Company and various leasehold improvements to Harry Winston Inc. salons and corporate offices.

Amortization expense for 2010 was $60.9 million (2009 – $71.8 million).

2010 ANNUAL REPORT

Harry Winston Diamond Corporation

NOTE 6:

Diavik Joint Venture

The following represents HWDLP’s 40% proportionate interest in the Joint Venture as at December 31, 2009 and 2008:

	2010	2009
Current assets	$97,660	$105,612
Long-term assets	760,680	754,886
Current liabilities	27,422	38,808
Long-term liabilities and participant’s account	830,918	821,690

Years ended	2010	2009
Expenses net of interest income of $0.3 million (2009 – interest
income of $0.3 million and insurance settlement of $0.5 million) (a)	$171,159	$187,839
Cash flows resulting from (used in) operating activities	(104,394)	(121,955)
Cash flows resulting from financing activities	167,629	292,208
Cash flows resulting from (used in) investing activities	(64,180)	(183,552)

(a)	The Joint Venture only earns interest income.

HWDLP is contingently liable for DDMI’s portion of the liabilities of the Joint Venture, and to the extent HWDLP’s participating interest has increased because of the failure of DDMI to make a cash contribution when required, HWDLP would have access to an increased portion of the assets of the Joint Venture to settle these liabilities.

NOTE 7:

Intangible Assets

	Amortization		Accumulated
	period	Cost	amortization	2010 net	2009 net
Trademark	indefinite life	$112,995	$–	$112,995	$112,995
Drawings	indefinite life	12,365	–	12,365	12,365
Wholesale distribution network	120 months	5,575	(2,483)	3,092	3,649
Store leases	65 to 105 months	5,639	(4,878)	761	1,743
Intangible assets		$136,574	$(7,361)	$129,213	$130,752

Amortization expense for 2010 was $1.5 million (2009 – $1.9 million). The Company completed a valuation of its trademark and drawings as of January 31, 2010 and concluded that there was no impairment of these assets.

NOTE 8:

Other Assets

	2010	2009
Prepaid pricing discount (a), net of accumulated amortization of $7.4 million (2009 – $6.0 million)	$4,560	$6,000
Other assets	1,328	2,391
Refundable security deposits	9,741	7,253
	$15,629	$15,644

(a)	Prepaid pricing discount represents funds paid to Tiffany & Co. (“Tiffany”) by the Company to amend its rough diamond supply agreement. The amendment eliminated all pricing discounts on future sales. The payment has been deferred and is being amortized on a straight-line basis over the remaining life of the contract.

2010 ANNUAL REPORT

Harry Winston Diamond Corporation

NOTE 9:

Derivative Financial Instruments

On October 1, 2009, the Company executed an interest rate cash flow hedge on Harry Winston Inc.’s five-year revolving credit facility in the form of a swap to mitigate the Company’s exposure to variability in cash flows for the future interest payments on a designated portion of borrowings on the facility. The interest rate swap qualifies as a hedge for accounting purposes. Accordingly, the fair value of the derivative is recorded as an asset or liability on the consolidated balance sheets and the effective portion of the change in the derivative’s fair value at the end of each period is recorded in other comprehensive income. Any gain or loss in fair value relating to the ineffective portion of the hedging relationship is recorded in current earnings. For the year ended January 31, 2010, the Company recorded an other comprehensive loss of $0.4 million (net of income taxes of $0.2 million). No gain or loss was recorded in earnings as a result of hedge ineffectiveness.

				January 31, 2010
				Interest rates
		Notional principal	Receive	Pay
			1-month
Interest rate swap	1 year: receive variable – pay fixed	$ 140,000	LIBOR	3.19%

In addition, the Company has recorded an embedded derivative at the Diavik Diamond Mine. The notional amount of the contract is $0.9 million and the contract matures in 2012. The fair value of the derivative is recorded as an asset or liability on the consolidated balance sheets and the change in the derivative’s fair value at the end of each period is recorded in earnings. For the year ended January 31, 2010, the Company recorded an asset of $0.4 million (2009 - $0.3 million) relating to the embedded derivative and recorded a gain of $0.1 million (2009 - $0.3 million).

NOTE 10:

Long-Term Debt

	2010	2009
Mining segment credit facilities (a)(i)	$–	$74,107
Harry Winston Inc. credit facilities (b)	155,486	199,846
First mortgage on real property (a)(ii)	7,206	6,769
Total long-term debt	162,692	280,722
Less current portion	(1,154)	(75,097)
	$161,538	$205,625

		Nominal		Carrying Amount at
	Currency	interest rate	Date of maturity	January 31, 2010	Borrower
Secured bank loan (b)(i)	US	5.60%	March 31, 2013	$140.0 million	Harry Winston Inc.
Secured bank loan (b)(ii)	CHF	3.90%	April 22, 2013	$3.3 million	Harry Winston S.A.
Secured bank loan (b)(ii)	CHF	3.55%	January 31, 2033	$12.2 million	Harry Winston S.A.
Unsecured bank advance (b)(ii)	CHF	N/A	N/A	nil	Harry Winston S.A.
First mortgage on real property (a)(ii)	CDN	7.98%	September 1, 2018	$7.2 million	6019838 Canada Inc.
Secured bank advance (d)	US	N/A	Due on demand	nil	Harry Winston Diamond International N.V.
					Harry Winston Diamond (India) Private Limited
Unsecured bank advance (d)	YEN	1.98%	March 31, 2010	$7.9 million	Harry Winston Japan, K.K.
Unsecured bank advance (d)	YEN	2.48%	April 28, 2010	$2.7 million	Harry Winston Japan, K.K.
Unsecured bank advance (d)	YEN	2.38%	June 28, 2010	$5.5 million	Harry Winston Japan, K.K.
Secured bank advance (d)	YEN	2.30%	June 18, 2010	$6.4 million	Harry Winston Japan, K.K.

2010 ANNUAL REPORT

Harry Winston Diamond Corporation

(a)	MINING SEGMENT CREDIT FACILITIES

(i)	On March 31, 2009, with the closing of the Kinross transaction, the Company repaid all amounts outstanding on the mining segment’s senior secured term and revolving credit facilities.

(ii)	The Company’s first mortgage on real property has scheduled principal payments of approximately $0.2 million quarterly, and may be prepaid at any time.

(b)	RETAIL SEGMENT CREDIT FACILITIES

(i)

Harry Winston Inc. maintains a credit agreement with a syndicate of banks for a $250.0 million five-year revolving credit facility. In addition, Harry Winston Inc. may increase the credit facility by an additional $50.0 million to $300.0 million during the term of the facility. There are no scheduled repayments required before maturity. The credit facility is supported by a $20.0 million limited guarantee provided by Harry Winston Diamond Corporation. The amount available under this facility is subject to a borrowing base formula based on certain assets of Harry Winston Inc.

The credit agreement contains affirmative and negative non-financial and financial covenants, which apply to the retail segment. These provisions include consolidated minimum tangible net worth, minimum coverage of fixed charges, leverage ratio and limitations on capital expenditures and certain investments. The credit agreement also includes a change of control provision, which would result in the entire unpaid principal and all accrued interest of the facility becoming due immediately upon change of control, as defined. Any material adverse change, as defined, in the retail segment’s business, assets, liabilities, consolidated financial position or consolidated results of operations constitutes default under the agreement.

The retail segment has pledged 100% of Harry Winston Inc.’s common stock and 66 2/3% of the common stock of its foreign subsidiaries to the bank to secure the loan. Inventory and accounts receivable of Harry Winston Inc. are pledged as collateral to secure the borrowings of Harry Winston Inc. In addition, an assignment of proceeds on insurance covering security collateral was made.

Loans under the credit facility can be either fixed rate loans or revolving line of credit loans. The fixed rate loans will bear interest within a range of 1.50% to 2.25% above LIBOR, based upon a pricing grid determined by the fixed charge coverage ratio. Interest under this option will be determined for periods of either one, two, three or six months. The revolving line of credit loans will bear interest within a range of 0.50% to 0.75% above the bank’s prime rate based upon a pricing grid determined by the fixed charge coverage ratio as well.

(ii)

Harry Winston S.A. maintains a 25-year loan agreement for 17.5 million CHF ($16.4 million) used to finance the construction of the Company’s watch factory in Geneva, Switzerland. The loan agreement is comprised of a CHF 3.5 million ($3.3 million) loan and a CHF 14.0 million ($13.2 million) loan. The bank has a secured interest in the factory building. In addition, the Company has a demand credit facility of CHF 2.0 million ($1.9 million), supported by a $2.0 million standby letter of credit, which is classified as bank advances. At January 31, 2010, $nil was outstanding, compared to $0.5 million at January 31, 2009.

(c)	REQUIRED PRINCIPAL REPAYMENTS

2011	$1,154
2012	1,204
2013	1,257
2014	144,604
2015	1,376
Thereafter	13,097

(d)	BANK ADVANCES

The Company has available a $45.0 million (utilization in either US dollars or Euros) revolving financing facility for inventory and receivables funding in connection with marketing activities through its Belgian subsidiary, Harry Winston Diamond International N.V., and its Indian subsidiary, Harry Winston Diamond (India) Private Limited. Borrowings under the Belgium facility bear interest at the bank’s base rate plus 1.5%. At January 31, 2010, $nil was drawn under the Company’s revolving financing facilities relating to its Belgian subsidiary, Harry Winston Diamond International N.V., or its Indian subsidiary, Harry Winston Diamond (India) Private Limited. The facility is guaranteed by Harry Winston Diamond Corporation.

2010 ANNUAL REPORT

Harry Winston Diamond Corporation

Harry Winston Japan, K.K. maintains unsecured credit agreements with two banks, each amounting to ¥1,455 million ($16.1 million). Harry Winston Japan, K.K. also maintains a secured credit agreement amounting to ¥575 million ($6.4 million) classified as bank advances. This facility is secured by inventory owned by Harry Winston Japan, K.K.

NOTE 11:

Income Tax

The future income tax asset of the Company is $42.8 million, of which $27.8 million relates to the retail segment. Included in the future tax asset is $21.9 million that has been recorded to recognize the benefit of $74.3 million of net operating losses that Harry Winston Inc. and its subsidiaries have available for carry forward to shelter income taxes for future years. The net operating losses are scheduled to expire between 2014 and 2030.

The future income tax liability of the Company is $271.8 million of which $74.6 million relates to the retail segment. Harry Winston Inc.’s future income tax liabilities include $55.5 million from the purchase price allocation. The Company’s future income tax asset and liability accounts are revalued to take into consideration the change in the Canadian dollar compared to the US dollar and the unrealized foreign exchange gain or loss is recorded in net earnings for each year.

(a)	The income tax provision consists of the following:

	2010	2009
Current expense	$4,586	$81,787
Future recovery	(23,389)	(21,531)
	$(18,803)	$60,256

(b)	The tax effects of temporary differences that give rise to significant portions of the future tax assets and liabilities at January 31, 2010 and 2009 are as follows:

	2010	2009
FUTURE INCOME TAX ASSETS
Net operating loss carryforwards	$27,466	$27,199
Capital assets	2,499	1,267
Future site restoration costs	12,471	12,691
Retail inventory	1,525	2,635
Other future income tax assets	5,468	4,959
Gross future income tax assets	49,429	48,751
Valuation allowance	(6,624)	(5,413)
Future income tax assets	42,805	43,338
FUTURE INCOME TAX LIABILITIES
Deferred mineral property costs	(47,398)	(38,813)
Capital assets	(140,118)	(143,659)
Future site restoration costs	(6,894)	(7,920)
Retail inventory	(15,995)	(25,735)
Intangible assets	(55,542)	(56,748)
Unrealized foreign exchange gains	(24)	(580)
Other future income tax liabilities	(5,851)	(29,829)
Future income tax liabilities	(271,822)	(303,284)
Future income tax liability, net	$(229,017)	$(259,946)

2010 ANNUAL REPORT

Harry Winston Diamond Corporation

(c)

The difference between the amount of the reported consolidated income tax provision and the amount computed by multiplying the earnings (loss) before income taxes by the statutory tax rate of 30% (2009 – 31%) is a result of the following:

	2010	2009
Expected income tax expense	$(28,747)	$40,424
Non-deductible (non-taxable) items	14,990	(20,884)
Northwest Territories mining royalty (net of income tax relief)	(137)	15,686
Earnings subject to tax different than statutory rate	(4,767)	(6,032)
Impact of impairment charge on goodwill	–	29,034
Assessments and adjustments	(2,743)	(64)
Change in valuation allowance	1,666	2,603
Other	935	(511)
Recorded income tax (recovery) expense	$(18,803)	$60,256

(d)

The Company has net operating loss carryforwards for Canadian income tax purposes of approximately $1.1 million. Harry Winston Inc. has net operating loss carryforwards for US income tax purposes of $55.0 million and $19.3 million for other foreign jurisdiction tax purposes.

NOTE 12:

Future Site Restoration Costs

	2010	2009
At February 1, 2009 and 2008	$39,506	$32,980
Revision of previous estimates	–	4,880
Accretion of provision	1,769	1,646
At January 31, 2010 and 2009	$41,275	$39,506

The Joint Venture has an obligation under various agreements (note 15) to reclaim and restore the lands disturbed by its mining operations.

The Company’s share of the total undiscounted amount of the future cash flows that will be required to settle the obligation incurred at January 31, 2010 is estimated to be $80.5 million, of which approximately $72.5 million is expected to occur at the end of the mine life. The revision of previous estimates in fiscal 2008 reflects anticipated higher costs for fuel, labour and equipment based on a significant escalation in these key operating costs in recent years. The anticipated cash flows relating to the obligation at the time of the obligation have been discounted at a credit adjusted risk-free interest rate of 4.96% .

2010 ANNUAL REPORT

Harry Winston Diamond Corporation

NOTE 13:

Share Capital

(a)	Authorized

Unlimited common shares without par value.

(b)	Issued

	Number of shares	Amount
Balance, January 31, 2008	58,372,091	$ 305,502
SHARES ISSUED FOR:
Cash	3,000,001	76,039
Balance, January 31, 2009	61,372,092	$ 381,541
SHARES ISSUED FOR:
Cash	15,200,000	44,997
Exercise of options	16,501	55
Balance, January 31, 2010	76,588,593	$ 426,593

(c)	Stock Options

Under the Employee Stock Option Plan, amended and approved by the shareholders on June 4, 2008, the Company may grant options for up to 6,000,000 shares of common stock. Options may be granted to any director, officer, employee or consultant of the Company or any of its affiliates. Options granted to directors vest immediately and options granted to officers, employees or consultants vest over three to four years. The maximum term of an option is ten years. The number of shares reserved for issuance to any one optionee pursuant to options cannot exceed 2% of the issued and outstanding common shares of the Company at the date of grant of such options.

The exercise price of each option cannot be less than the fair market value of the shares on the last trading day preceding the date of grant.

The Company’s shares are primarily traded on a Canadian dollar based exchange, and accordingly stock option information is presented in Canadian dollars, with conversion to US dollars at the average exchange rate for the year.

Compensation expense for stock options was $1.7 million for fiscal 2010 (2009 – $0.5 million) and is presented as a component of both cost of sales and selling, general and administrative expenses. The amount credited to share capital for the exercise of the options is the sum of (a) the cash proceeds received and (b) the amount debited to contributed surplus upon exercise of stock options by optionees (2010 – $nil; 2009 – $nil).

Changes in share options outstanding are as follows:

			2010			2009
			Weighted average			Weighted average
	Options		exercise price	Options		exercise price
	000s	CDN$	US$	000s	CDN$	US$
Outstanding, beginning of year	1,604	$22.45	$18.30	1,719	$23.52	$22.19
Granted	1,674	3.78	3.05	–	–	–
Exercised	(17)	3.78	3.34	–	–	–
Expired	(27)	21.61	17.73	(115)	38.49	31.38
	3,234	$12.89	$7.61	1,604	$22.45	$18.30

2010 ANNUAL REPORT

Harry Winston Diamond Corporation

The following summarizes information about stock options outstanding at January 31, 2010:

			Options outstanding		Options exercisable
		Weighted
		average	Weighted		Weighted
	Number	remaining	average	Number	average
Range of exercise prices	outstanding	contractual	exercise price	exercisable	exercise price
CDN$	000s	life in years	CDN$	000s	CDN$
$3.78–$3.78	1,657	9.2	$ 3.78	821	$ 3.78
9.10–9.15	268	0.2	9.15	268	9.15
10.60–12.45	287	1.0	12.45	287	12.45
17.50–17.50	39	1.8	17.50	39	17.50
23.35–29.25	747	3.3	25.29	697	25.27
41.45–41.95	236	4.4	41.66	236	41.66
	3,234		$ 12.89	2,348	$ 15.87

(d)	Stock-Based Compensation

The Company applies the fair value method to all grants of stock options.

The fair value of options granted during the year ended January 31, 2010 was estimated using a Black-Scholes option pricing model with the following weighted average assumptions. The Company did not grant any options during fiscal 2009.

	2010	2009
Risk-free interest rate	1.00%	–
Dividend yield	0.00%	–
Volatility factor	51.00%	–
Expected life of the options	5.5 years	–
Average fair value per option, CDN	$1.45	–
Average fair value per option, US	$1.17	–

(e)	RSU and DSU Plans

RSU	Number of units
Balance, January 31, 2008	143,715
AWARDS AND PAYOUTS DURING THE YEAR (NET)
RSU awards	(2,500)
RSU payouts	(32,616)
Balance, January 31, 2009	108,599
AWARDS AND PAYOUTS DURING THE YEAR (NET)
RSU awards	11,895
RSU payouts	(74,614)
Balance, January 31, 2010	45,880

2010 ANNUAL REPORT

Harry Winston Diamond Corporation

DSU	Number of units
Balance, January 31, 2008	72,198
AWARDS AND PAYOUTS DURING THE YEAR (NET)
DSU awards	56,790
DSU payouts	–
Balance, January 31, 2009	128,988
AWARDS AND PAYOUTS DURING THE YEAR (NET)
DSU awards	73,521
DSU payouts	(43,034)
Balance, January 31, 2010	159,475

During the fiscal year, the Company granted 11,895 RSUs (net of forfeitures) and 73,521 DSUs under an employee and director incentive compensation program, respectively. The RSU and DSU Plans are full value phantom shares that mirror the value of Harry Winston Diamond Corporation’s publicly traded common shares.

Grants under the RSU Plan are on a discretionary basis to employees of the Company subject to Board of Director approval. Each RSU grant vests on the third anniversary of the grant date, subject to special rules for death and disability. The Company anticipates paying out cash on maturity of RSUs and DSUs.

Only non-executive directors of the Company are eligible for grants under the DSU Plan. Each DSU grant vests immediately on the grant date.

The expenses related to the RSUs and DSUs are accrued based on the price of Harry Winston Diamond Corporation’s common shares at the end of the period and on the probability of vesting. This expense is recognized on a straight-line basis over the term of the grant. The Company recognized an expense of $1.5 million (2009 – recovery of $1.9 million) for the twelve months ended January 31, 2010.

NOTE 14:

Earnings per Share

The following table sets forth the computation of diluted earnings per share:

	2010	2009
NUMERATOR
Net earnings for the year	$(73,176)	$70,121
DENOMINATOR (THOUSANDS OF SHARES)
Weighted average number of shares outstanding	74,049	61,014
Dilutive effect of employee stock options	662	193
	74,711	61,207

NOTE 15:

Commitments and Guarantees

(a)	Environmental Agreement

Through negotiations of environmental and other agreements, the Joint Venture must provide funding for the Environmental Monitoring Advisory Board. HWDLP’s share of this funding requirement was $0.2 million for calendar 2009. Further funding will be required in future years; however, specific amounts have not yet been determined. These agreements also state that the Joint Venture must provide security deposits for the performance by the Joint Venture of its reclamation and abandonment obligations under all environmental laws and regulations. HWDLP’s share of the letters of credit outstanding posted by the operator of the Joint Venture with respect to the environmental agreements as at January 31, 2010, was $74.2 million. The agreement specifically provides that these funding requirements will be reduced by amounts incurred by the Joint Venture on reclamation and abandonment activities.

2010 ANNUAL REPORT

Harry Winston Diamond Corporation

(b)	Participation Agreements

The Joint Venture has signed participation agreements with various native groups. These agreements are expected to contribute to the social, economic and cultural well-being of the Aboriginal bands. The agreements are each for an initial term of twelve years and shall be automatically renewed on terms to be agreed for successive periods of six years thereafter until termination. The agreements terminate in the event that the mine permanently ceases to operate.

(c)	Commitments

Commitments include the cumulative maximum funding commitments secured by letters of credit of the Joint Venture’s environmental and participation agreements at HWDLP’s 40% ownership interest, before any reduction of future reclamation activities, and future minimum annual rentals under non-cancellable operating and capital leases for retail salons, corporate office space, and long-term leases for property, land, office premises and a fuel tank farm at the Diavik Diamond Mine, and are as follows:

2011	$95,469
2012	92,426
2013	90,622
2014	86,967
2015	91,422
Thereafter	129,037

NOTE 16:

Employee Benefit Plans

	Year ended	Year ended
	January 31,	January 31,
Expenses for the period	2010	2009
Defined benefit pension plan – Harry Winston retail segment (a)	$2,184	$1,527
Defined contribution plan – Harry Winston retail segment (b)	727	866
Defined contribution plan – Harry Winston mining segment (b)	200	223
Defined contribution plan – Diavik Diamond Mine (b)	794	916
	$3,905	$3,532

(a)	Defined Benefit Pension Plan

The Harry Winston retail segment sponsors three separate defined benefit pension plans covering substantially all of its employees in the United States, Japan and Switzerland. The principal pension plan is the Harry Winston Employee Retirement Plan for Harry Winston Inc. US employees. The benefits for the Harry Winston Inc. plan are based on years of service and the employee’s compensation. In April 2001, Harry Winston Inc. amended its defined benefit pension plan. The amendment froze plan participation effective April 30, 2001. Harry Winston Inc.’s funding policy for the US plan is to contribute amounts to the plan sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974. Plan assets consist primarily of fixed income, equity and other short-term investments. The other two defined benefit pension plans are sponsored by retail segment subsidiaries Harry Winston Japan, K.K. and Harry Winston S.A., which converted their previous pension plan arrangements into defined benefit plans effective February 1, 2007. Pension liabilities for these two non-US plans are funded in accordance with local laws and regulations.

2010 ANNUAL REPORT

Harry Winston Diamond Corporation

(i)	INFORMATION ABOUT HARRY WINSTON INC.’S US DEFINED BENEFIT PLAN IS AS FOLLOWS:

	2010	2009
ACCRUED BENEFIT OBLIGATION:
Balance, beginning of year	8,043	$11,296
Interest cost	672	656
Actuarial gain	1,075	(3,171)
Effects of changes in assumptions	–	–
Benefits paid	(830)	(738)
Balance, end of year	8,960	8,043
PLAN ASSETS:
Fair value, beginning of year	7,220	10,384
Actual return on plan assets	1,462	(2,426)
Employer contributions	–	–
Benefits paid	(830)	(738)
Fair value, end of year	7,852	7,220
Funded status – plan deficit (included in accrued liabilities)	(1,108)	$(823)

US plan assets represented approximately 57% of total Harry Winston retail segment plan assets at January 31, 2010. The unfunded status of the retail segment plans are comprised of $1.1 million attributed to the US-based Harry Winston Inc. plan, as reported in the table above, and $1.6 million attributed to the Harry Winston Japan, K.K. plan. The Harry Winston Japan, K.K. plan is non-funded with a benefit obligation of $1.6 million. The Harry Winston S.A. plan was fully funded at January 31, 2010 with a benefit obligation of $5.4 million offset by plan assets of $5.9 million.

The following table provides the components of the net periodic pension costs for the three plans for the years ended January 31.

	2010	2009
Service cost	(1,560)	$(1,408)
Interest cost	(865)	(863)
Expected return on plan assets	692	923
Amortization of net actuarial gain (loss)	(189)	–
Amortization of prior service cost	(62)	–
Total	(1,984)	$(1,348)

(ii)	PLAN ASSETS

The asset allocation of Harry Winston Inc.’s US pension benefits at January 31, 2010 was as follows:

	2010	2009
ASSET CATEGORY
Cash equivalents	2%	10%
Equity securities	67%	54%
Fixed income securities	29%	36%
Other	2%	0%
Total	100%	100%

2010 ANNUAL REPORT

Harry Winston Diamond Corporation

(iii)	THE SIGNIFICANT ASSUMPTIONS USED FOR HARRY WINSTON INC.’S US PLAN ARE AS FOLLOWS:

	2010	2009
ACCRUED BENEFIT OBLIGATION
Discount rate	5.56%	6.53%
Expected long-term rate of return	7.50%	7.50%
BENEFIT COSTS FOR THE YEAR
Discount rate	6.53%	6.24%
Expected long-term rate of return on plan assets	7.50%	7.50%
Rate of compensation increase	0.00%	0.00%

Harry Winston Inc’s overall expected long-term rate of return on assets is 7.50%. The expected long-term rate of return is based on the portfolio as a whole and not on the sum of the returns on individual asset categories. The return is based exclusively on historical returns, without adjustments. Harry Winston S.A.’s overall expected long-term rate of return on assets is 3.75%. Long-term rate of return for Harry Winston Japan, K.K. plan assets is not applicable due to the unfunded status of the plan.

The weighted average assumptions used to determine the benefit obligations for Harry Winston Japan, K.K. and Harry Winston S.A. at January 31, 2010 are a discount rate and expected long-term rate of return of 1.84% and 0.00% and 3.00% and 3.75%, respectively.

The weighted average assumptions used to determine the benefit costs for Harry Winston Japan, K.K. and Harry Winston S.A. at January 31, 2010 are a discount rate, expected long-term rate of return and a rate of compensation increase of 1.84%, 0.00% and 4.36%, and 3.00%, 3.75% and 2.00%, respectively.

(iv)	HARRY WINSTON RETAIL SEGMENT EXPECTS TO CONTRIBUTE $1.0 MILLION TO ITS PENSION PLAN IN FISCAL 2011

Benefits of approximately $1.4 million are expected to be paid by the retail segment in each fiscal year from 2011 to 2015. The aggregate benefits expected to be paid in the five fiscal years from 2016 to 2020 are $6.3 million. The expected benefits are based on the same assumptions used to measure the retail segment’s benefit obligation at January 31, 2010.

(b)	Defined Contribution Plan

Harry Winston Inc. has a defined contribution 401(k) plan covering substantially all employees in the United States. For the fiscal years ended January 31, 2010 and 2009, Harry Winston Inc. elected to increase the employer-matching contribution to 100% of the first 6% of the employee’s salary from 50% in fiscal 2007 and prior. Employees must meet minimum service requirements and be employed on December 31 of each year in order to receive this matching contribution.

The Joint Venture sponsors a defined contribution plan whereby the employer contributes 6% of the employee’s salary.

Harry Winston Diamond Corporation introduced a defined contribution plan in fiscal 2009 whereby the employer contributes to a maximum of 6% of the employee’s salary to the maximum contribution limit under Canada’s Income Tax Act.

(c)	Deferred Compensation Plan

On January 28, 2005, the Board of Directors of Harry Winston Inc. approved an Equity Participation Plan (the “Plan”) for certain executives of Harry Winston Inc. The Plan involves “Phantom Stock” awards, as defined in the executives’ employment agreements, which are payable in cash. These awards are split into a 40% time-vested award and a 60% cliff-vested award. The value of the award for each executive is calculated as a percentage of return on investment, as defined in the agreements as the excess of the fair value of Harry Winston Inc. at the date of calculation, over the fair value of Harry Winston Inc. at April 2, 2004, adjusted for certain items as defined in the agreements. The 40% time-vested award vests on the six annual anniversaries of each executive’s designated start date and over the six-year period, the vesting percentages are 0%, 0%, 10%, 10%, 10% and 10%, respectively. The 60% cliff-vested award vests in full on the date that Harry Winston Diamond Corporation becomes the acquirer of 100% of the common stock of Harry Winston Inc. The executives must remain employed by Harry Winston Inc. through the vesting dates in order for the awards to vest. Both awards would vest immediately upon the date of any future change in control as defined in the employment agreements. On September 29, 2006, Harry Winston Diamond Corporation acquired 100% of the common stock of Harry Winston Inc. As a result, the cliff-vested award has vested. At January 31, 2010 and 2009, Harry Winston Inc. has recorded a liability of $3.2 million and $3.1 million, respectively, relating to the Plan.

2010 ANNUAL REPORT

Harry Winston Diamond Corporation

At January 31, 2010 and 2009, Harry Winston Inc. has recorded a liability of $6.0 million and $6.0 million, respectively, in connection with a deferred compensation plan for a key executive. According to the terms of this plan, the executive is entitled to deferred compensation of $5.0 million, which vests in equal installments on the first through the third anniversaries of the executive’s first day of employment with Harry Winston Inc. On each vesting date, the vested portion of the deferred compensation will be paid to the executive unless the executive provides Harry Winston Inc. with prior written notice to defer receipt of all or a portion of the vested portion of the deferred compensation. All such vested amounts deferred at the request of the executive will be distributed to the executive upon the executive’s termination of employment with Harry Winston Inc. The deferred compensation bears interest at LIBOR. This executive’s employment with Harry Winston, Inc. terminated on December 31, 2009 and hence, the amount of $6.0 million in connection of deferred compensation plan will be distributed on July 1, 2010 as per this plan.

NOTE 17:

Capital Management

As part of the Kinross investment, the Company and Kinross have agreed to certain provisions regarding capital management for a period of two years following the closing, subject to earlier termination in specified circumstances. During this period, without Kinross’ consent not to be unreasonably withheld, the Company has agreed not to incur indebtedness in excess of a specified amount, subject to an exception for indebtedness incurred to finance an acquisition by the Company. In addition, the Company has agreed not to pay dividends and to limit the amount of funding it will provide to the retail segment. The Company believes that the funding limit for the retail segment will not be exceeded during the next twelve months. The capital management provisions do not in any way limit the Company’s ability to issue equity or equity-linked securities, subject to compliance with Kinross’ pro rata participation right in such equity issuances.

The Company's capital includes cash and cash equivalents, short-term debt, long-term debt and equity, which includes issued common shares, contributed surplus and retained earnings.

The Company's primary objective with respect to its capital management is to ensure that it has sufficient cash resources to maintain its ongoing operations, to provide returns to shareholders and benefits for other stakeholders, and to pursue growth opportunities. To meet these needs, the Company may from time to time raise additional funds through borrowing and/or the issuance of equity or debt or by securing strategic partners, upon approval by the Board of Directors. The Board of Directors reviews and approves any material transactions out of the ordinary course of business, including proposals on acquisitions or other major investments or divestitures, as well as annual capital and operating budgets.

With the closing of the Kinross transaction and the repayment in full of the mining segment’s senior secured credit facilities, the Company assesses liquidity and capital resources on a consolidated basis. The Company’s requirements are for cash operating expenses, working capital, contractual debt requirements and capital expenditures. The Company believes that it will generate sufficient liquidity to meet its anticipated requirements for the next twelve months.

NOTE 18:

Financial Instruments

The Company has various financial instruments comprising cash and cash equivalents, cash collateral and cash reserves, accounts receivable, accounts payable and accrued liabilities, bank advances and long-term debt.

Cash and cash equivalents consist of cash on hand and balances with banks and short-term investments held in overnight deposits with a maturity on acquisition of less than 90 days. Cash and cash equivalents, which are designated as held-for-trading, are carried at fair value based on quoted market prices and are classified within Level 1 of the fair value hierarchy established by CICA Handbook Section 3862.

The fair value of accounts receivable is determined by the amount of cash anticipated to be received in the normal course of business from the financial asset.

The Company’s long-term debt is fully secured; hence the fair value of this instrument at January 31, 2010 is considered to approximate its carrying value.

2010 ANNUAL REPORT

Harry Winston Diamond Corporation

The fair value of derivative financial instruments included in accounts payable and accrued liabilities is determined using standard valuation techniques with observable market information and is classified within Level 2 of the fair value hierarchy established by CICA Handbook Section 3862.

The carrying values of these financial instruments are as follows:

		January 31, 2010		January 31, 2009
	Estimated	Carrying	Estimated	Carrying
	fair value	value	fair value	value
FINANCIAL ASSETS
Cash and cash equivalents	$62,969	$62,969	$16,735	$16,735
Cash collateral and cash reserves	–	–	30,145	30,145
Accounts receivable	23,520	23,520	66,980	66,980
	$86,489	$86,489	$113,860	$113,860
FINANCIAL LIABILITIES
Accounts payable and accrued liabilities	$87,448	$87,448	$118,390	$118,390
Bank advances	22,485	22,485	42,621	42,621
Long-term debt	162,692	162,692	280,722	280,722
	$272,625	$272,625	$441,733	$441,733

NOTE 19:

Financial Risk Exposure and Risk Management

The Company is exposed, in varying degrees, to a variety of financial-instrument-related risks by virtue of its activities. The Company’s overall financial risk management program focuses on the preservation of capital and protecting current and future Company assets and cash flows by minimizing exposure to risks posed by the uncertainties and volatilities of financial markets.

The Company’s Audit Committee has responsibility to review and discuss significant financial risks or exposures and to assess the steps management has taken to monitor, control, report and mitigate such risks to the Company.

Financial risk management is carried out by the Finance department, which identifies and evaluates financial risks and establishes controls and procedures to ensure financial risks are mitigated.

The types of risk exposure and the way in which such exposures are managed are as follows:

i)	Currency Risk

The Company’s sales are predominately denominated in US dollars. As the Company operates in an international environment, some of the Company's financial instruments and transactions are denominated in currencies other than the US dollar. The results of the Company's operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Company are reported in US dollars in the Company’s consolidated financial statements.

The Company’s primary foreign exchange exposure impacting pre-tax earnings arises from the following sources:

Net Canadian dollar denominated monetary assets and liabilities. The most significant exposure relates to its Canadian dollar future income tax liability. The Company’s functional and reporting currency is US dollars; however, the calculation of income tax expense is based on income in the currency of the country of origin. As such, the Company is continually subject to foreign exchange fluctuations, particularly as the Canadian dollar moves against the US dollar. The weakening/strengthening of the Canadian dollar versus the US dollar results in an unrealized foreign exchange gain/loss on the revaluation of the Canadian dollar denominated future income tax liability.

Committed or anticipated foreign currency denominated transactions, primarily Canadian dollar costs at the Diavik Diamond Mine.

2010 ANNUAL REPORT

Harry Winston Diamond Corporation

Based on the Company’s net exposure to Canadian dollar monetary assets and liabilities at January 31, 2010, a one-cent change in the exchange rate would have impacted pre-tax net earnings for the year by $2.2 million.

ii)	Interest Rate Risk

Interest rate risk is the risk borne by an interest-bearing asset or liability as a result of fluctuations in interest rates. Financial assets and financial liabilities with variable interest rates expose the Company to cash flow interest rate risk. The Company’s most significant interest rate risk arises from its various credit facilities which bear variable interest based on LIBOR. Based on the Company’s LIBOR based credit facilities at January 31, 2010, a 100 basis point change in the LIBOR rate would have impacted pre-tax net earnings for the year by $1.4 million.

iii)	Concentration of Credit Risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation.

Financial instruments that potentially subject the Company to credit risk consist of trade receivables from retail segment clients. While economic factors can affect credit risk, the Company manages risk by providing credit terms on a case-by-case basis only after a review of the client’s financial position and past credit history. The Company has not experienced significant losses in the past from its customers.

The Company’s exposure to credit risk in the mining segment is minimized by its sales policy, which requires receipt of cash prior to the delivery of rough diamonds to its customers.

The Company manages credit risk, in respect of short-term investments, by maintaining bank accounts with Tier 1 banks and investing only in term deposits or banker’s acceptances with highly rated financial institutions that are capable of prompt liquidation. The Company monitors and manages its concentration of counterparty credit risk on an ongoing basis.

At January 31, 2010, the Company’s maximum counterparty credit exposure consists of the carrying amount of cash and cash equivalents and accounts receivable, which approximates fair value.

iv)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company manages its liquidity by ensuring that there is sufficient capital to meet short and long-term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents. The Company also strives to maintain sufficient financial liquidity at all times in order to participate in investment opportunities as they arise, as well as to withstand sudden adverse changes in economic circumstances. The Company assesses liquidity and capital resources on a consolidated basis. Management forecasts cash flows for its current and subsequent fiscal years to predict future financing requirements. Future requirements are met through a combination of committed credit facilities and access to capital markets.

At January 31, 2010, the Company had $63.0 million of cash and cash equivalents and $40.2 million available under credit facilities.

The following table summarizes the aggregate amount of contractual future cash outflows for the Company’s financial liabilities:

		Less than	Year	Year	After
	Total	1 year	2–3	4–5	5 years
Accounts payable and accrued liabilities	$87,448	$87,448	$–	$–	$–
Income taxes payable	46,297	46,297	–	–	–
Bank advances	22,485	22,485	–	–	–
Long-term debt (a)	188,595	$7,982	$15,612	$148,376	$16,625
Environmental and participation agreements incremental commitments	89,695	75,662	1,870	4,540	7,623
Operating lease obligations	106,250	19,518	28,655	18,734	39,343
Capital lease obligations	367	289	78	–	–

(a) Includes projected interest payments on the current debt outstanding based on interest rates in effect at January 31, 2010.

2010 ANNUAL REPORT

Harry Winston Diamond Corporation

NOTE 20:

Insurance Settlement

In December 2008, approximately $31.7 million in Company-owned and consigned retail inventory at cost was stolen during a second robbery at the Harry Winston Paris salon. Included in accounts receivable at January 31, 2009 is a $48.4 million receivable relating to the insurance settlement that was received in February 2009. The $3.4 million balance of the insurance claim was received during the first quarter of the current year. In the prior year, the Company recognized a pre-tax gain of $16.7 million in the fourth quarter on settlement of the insurance claim. Also included in the prior year was a gain on insurance settlement of $0.5 million, resulting from an excavator fire that occurred in the fourth quarter of fiscal 2006 at the Diavik Diamond Mine.

NOTE 21:

Dilution Loss

The Company recorded a non-cash dilution loss of $34.8 million with respect to the investment by Kinross of an indirect interest in the Diavik Diamond Mine.

NOTE 22:

Impairment Charge

As at January 31, 2009, the Company determined that the fair value of its retail segment was below the carrying value and recorded a non-cash goodwill impairment charge of $93.8 million.

2010 ANNUAL REPORT

Harry Winston Diamond Corporation

Note 23:

Segmented Information

The Company operates in two segments within the diamond industry, mining and retail, for the twelve months ended January 31, 2010.

The mining segment consists of the Company’s rough diamond business. This business includes the 40% ownership interest in the Diavik group of mineral claims and the sale of rough diamonds in the market-place.

The retail segment consists of the Company’s ownership in Harry Winston Inc. This segment consists of the marketing of fine jewelry and watches on a worldwide basis.

For the twelve months ended January 31, 2010	Mining	Retail	Total
Sales
Canada	$187,885	$–	$187,885
United States	–	72,897	72,897
Europe	–	75,078	75,078
Asia	–	77,041	77,041
Cost of sales	174,651	117,071	291,722
Gross margin	13,234	107,945	121,179
Gross margin (%)	7.0%	48.0%	29.3%
Selling, general and administrative expenses	19,502	123,648	143,150
Loss from operations	(6,268)	(15,703)	(21,971)
Interest and financing expenses	(3,853)	(7,688)	(11,541)
Other income	546	46	592
Insurance proceeds	–	3,350	3,350
Dilution loss	(34,761)	–	(34,761)
Foreign exchange gain (loss)	(34,020)	2,527	(31,493)
Segmented loss before income taxes	$(78,356)	$(17,468)	$(95,824)
Segmented assets as at January 31, 2010
Canada	$952,663	$–	$952,663
United States	–	361,598	361,598
Other foreign countries	19,894	160,650	180,544
	$972,557	$522,248	$1,494,805
Capital expenditures	$50,856	$3,033	$53,889
OTHER SIGNIFICANT NON-CASH ITEMS
Income tax recovery	$(15,774)	$(7,615)	$(23,389)
Amortization and accretion	$51,154	$12,958	$64,112

Sales to three significant customers in the mining segment totalled $64.0 million (2009 – $57.2 million) for the twelve months ended January 31, 2010.

2010 ANNUAL REPORT

Harry Winston Diamond Corporation

For the twelve months ended January 31, 2009	Mining	Retail	Total
Sales
Canada	$328,223	$–	$328,223
United States	–	93,978	93,978
Europe	–	117,588	117,588
Asia	–	69,431	69,431
Cost of sales	139,769	147,509	287,278
Gross margin	188,454	133,488	321,942
Gross margin (%)	57.4%	47.5%	52.8%
Selling, general and administrative expenses	19,903	135,973	155,876
Earnings (loss) from operations	168,551	(2,485)	166,066
Interest and financing expenses	(9,183)	(11,274)	(20,457)
Other income (expense)	2,595	(349)	2,246
Insurance settlement	558	16,682	17,240
Impairment charge	–	(93,780)	(93,780)
Foreign exchange gain (loss)	60,879	(1,792)	59,087
Segmented earnings (loss) before income taxes	$223,400	$(92,998)	$130,402
Segmented assets as at January 31, 2009
Canada	$980,500	$–	$980,500
United States	–	404,952	404,952
Other foreign countries	27,243	153,880	181,123
	$1,007,743	$558,832	$1,566,575
Capital expenditures	$200,289	$9,574	$209,863
OTHER SIGNIFICANT NON-CASH ITEMS
Income tax recovery	$(17,789)	$(3,742)	$(21,531)
Amortization and accretion	$64,374	$12,596	$76,970

2010 ANNUAL REPORT

Harry Winston Diamond Corporation

Diavik Diamond Mine Mineral Reserve
and Mineral Resource Statement

AS OF DECEMBER 31, 2009

Proven and Probable Reserves

			Proven			Probable		Proven and Probable
	Millions	Carats	Millions	Millions	Carats	Millions	Millions	Carats	Millions
Open pit and underground mining	of tonnes	per tonne	of carats	of tonnes	per tonne	of carats	of tonnes	per tonne	of carats
A-154 South
Open Pit	0.2	5.1	0.8	–	–	–	0.2	5.1	0.8
Underground	2.3	4.0	9.1	1.4	3.3	4.7	3.7	3.8	13.9
Total A-154 South	2.4	4.1	10.0	1.4	3.3	4.7	3.8	3.8	14.7
A-154 North
Open Pit	–	–	–	–	–	–	–	–	–
Underground	2.9	2.2	6.3	5.8	2.2	12.6	8.7	2.2	18.9
Total A-154 North	2.9	2.2	6.3	5.8	2.2	12.6	8.7	2.2	18.9
A-418
Open Pit	3.1	3.2	10.2	–	–	–	3.1	3.2	10.2
Underground	0.3	4.0	1.1	3.7	4.0	14.9	4.0	4.0	15.9
Total A-418	3.4	3.3	11.2	3.7	4.0	14.9	7.1	3.7	26.1
Total
Open Pit	3.3	3.3	11.0	–	–	–	3.3	3.3	11.0
Underground	5.5	3.0	16.5	10.9	2.9	32.2	16.4	3.0	48.7
Total Reserves	8.8	3.1	27.5	10.9	2.9	32.2	19.7	3.0	59.7

Note: Totals may not add up due to rounding.

Additional Indicated and Inferred Resources

		Measured Resources			Indicated Resources			Inferred Resources
	Millions	Carats	Millions	Millions	Carats	Millions	Millions	Carats	Millions
Kimberlite pipe	of tonnes	per tonne	of carats	of tonnes	per tonne	of carats	of tonnes	per tonne	of carats
A-154 South	–	–	–	–	–	–	0.04	3.5	0.1
A-154 North	–	–	–	–	–	–	2.1	2.7	5.6
A-418	–	–	–	–	–	–	0.7	4.5	3.0
A-21	3.6	2.8	10.0	0.4	2.6	1.0	0.8	3.0	2.3
Total	3.6	2.8	10.0	0.4	2.6	1.0	3.5	3.1	11.1

Note: Totals may not add up due to rounding.

The above mineral reserve and mineral resource statement was prepared by Diavik Diamond Mines Inc., operator of the Diavik Diamond Mine, under the supervision of Calvin Yip, P.Eng., Principal Advisor, Strategic Planning of Diavik Diamond Mines Inc., a Qualified Person within the meaning of National Instrument 43-101 of the Canadian Securities Administrators.

For further details and information concerning Harry Winston Diamond Corporation’s Mineral Reserves and Resources, readers should reference Harry Winston Diamond Corporation’s Annual Information Form available through www.sedar.com and http://investor.harrywinston.com.

2010 ANNUAL REPORT